EXHIBIT 2.1
AGREEMENT AND PLAN OF MERGER
by and among
FIDELITY NATIONAL INFORMATION SERVICES, INC.,
CARS HOLDINGS, LLC
and
METAVANTE TECHNOLOGIES, INC.

DATED AS OF MARCH 31, 2009

TABLE OF CONTENTS

ARTICLE I THE MERGER	2

1.1 The Merger	2
1.2 Effective Time	2
1.3 Effects of the Merger	2
1.4 Conversion of Wisconsin Capital Stock	2
1.5 Georgia Common Stock	3
1.6 Merger Sub Units	3
1.7 Wisconsin Equity and Equity-Based Awards	3
1.8 Certificate of Formation and Operating Agreement of the Surviving Company	6
1.9 Governance Arrangements	6
1.10 Tax Consequences	7
1.11 No Dissenters Rights	7
1.12 Headquarters of Georgia and the Surviving Company	7
1.13 Other Matters	7

ARTICLE II EXCHANGE OF SHARES	7

2.1 Georgia to Make Merger Consideration Available	7
2.2 Exchange of Shares	7
2.3 Withholding Rights	9

ARTICLE III REPRESENTATIONS AND WARRANTIES OF WISCONSIN	10

3.1 Corporate Organization	10
3.2 Capitalization	11
3.3 Authority; No Violation	13
3.4 Consents and Approvals	14
3.5 Reports	14
3.6 Financial Statements	15
3.7 Broker’s Fees	16
3.8 Absence of Certain Changes or Events	16
3.9 Legal Proceedings	17
3.10 Taxes and Tax Returns	17
3.11 Employee Benefits	18
3.12 Compliance with Law; Permits	22
3.13 Certain Contracts	22
3.14 Undisclosed Liabilities	23
3.15 Environmental Liability	24
3.16 Real Property	24
3.17 State Takeover Laws	25
3.18 Reorganization	25
3.19 Opinion	25

i

3.20 Internal Controls	25
3.21 Insurance	26
3.22 Wisconsin Information	27
3.23 Intellectual Property	27
3.24 Affiliate Transactions	29
3.25 Wisconsin Ownership of Georgia Securities	29

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF GEORGIA AND MERGER SUB	30

4.1 Corporate Organization	30
4.2 Capitalization	31
4.3 Authority; No Violation	32
4.4 Consents and Approvals	33
4.5 Reports	34
4.6 Financial Statements	34
4.7 Broker’s Fees	35
4.8 Absence of Certain Changes or Events	35
4.9 Legal Proceedings	36
4.10 Taxes and Tax Returns	36
4.11 Employee Benefits	37
4.12 Compliance with Law; Permits	40
4.13 Certain Contracts	40
4.14 Undisclosed Liabilities	41
4.15 Environmental Liability	41
4.16 Real Property	42
4.17 State Takeover Laws	43
4.18 Reorganization	43
4.19 Internal Controls	43
4.20 Intellectual Property	44
4.21 Insurance	45
4.22 Georgia Information	46
4.23 Opinion	46
4.24 Affiliate Transactions	46
4.25 Georgia Ownership of Wisconsin Securities	46

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS	47

5.1 Conduct of Businesses Prior to the Effective Time	47
5.2 Forbearances	47
5.3 No Control of the Other Party’s Business	50

ARTICLE VI ADDITIONAL AGREEMENTS	51

6.1 Regulatory Matters	51
6.2 Access to Information	53
6.3 Shareholder Approval	54
6.4 Legal Conditions to Merger	54

6.5 NYSE Listing	55
6.6 Employee Matters	55
6.7 Indemnification; Directors’ and Officers’ Insurance	58
6.8 Additional Agreements	59
6.9 Advice of Changes	59
6.10 Exemption from Liability Under Section 16(b)	60
6.11 No Solicitation	60
6.12 Takeover Statutes	64

ARTICLE VII CONDITIONS PRECEDENT	64

7.1 Conditions to Each Party’s Obligation to Effect the Merger	64
7.2 Conditions to Obligations of Georgia and Merger Sub	66
7.3 Conditions to Obligations of Wisconsin	66

ARTICLE VIII TERMINATION AND AMENDMENT	67

8.1 Termination	67
8.2 Effect of Termination	69
8.3 Termination Fee	69
8.4 Amendment	70
8.5 Extension; Waiver	70

ARTICLE IX GENERAL PROVISIONS	70

9.1 Closing	70
9.2 Nonsurvival of Representations, Warranties and Agreements	71
9.3 Expenses	71
9.4 Notices	71
9.5 Interpretation	72
9.6 Counterparts	72
9.7 Entire Agreement	73
9.8 Governing Law; Jurisdiction	73
9.9 Publicity	73
9.10 Assignment; Third Party Beneficiaries	73
9.11 Specific Performance	74
9.12 Severability	74
Exhibit A – Form of Support Agreement
Exhibit B – Form of Articles of Merger
Exhibit C – Reserved
Exhibit D – Knowledge of Wisconsin
Exhibit E – Knowledge of Georgia
Exhibit F – Form of Shareholders Agreement
Exhibit G – Form of Stock Purchase Right Agreement
Exhibit H – Form of Tax Opinion

INDEX OF DEFINED TERMS

Section
2009 Annual Bonus	6.6(g)
Acquisition Proposal	6.11(a)
Action	3.9(a)
Affiliate	3.24
Agreement	Preamble
Alternative Transaction	6.11(a)
Articles of Merger	1.2
Assumed Employees	6.6(a)
Assumed Performance Share	1.7(c)
Assumed Restricted Share	1.7(b)
Assumed Stock Option	1.7(a)
Assumed Stock Units	1.7(d)
Certificate	1.4(b)
Certificate of Formation	1.8
Certificate of Merger	1.2
Change in Georgia Recommendation	6.11(b)
Change in Wisconsin Recommendation	6.11(b)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Continuing Georgia Directors	1.9(a)
Continuing Wisconsin Directors	1.9(a)
Contracts	3.3(b)
Controlled Group Liability	3.11
DC Termination Date	6.6(e)
DLLCA	1.1
Effective Date	1.2
Effective Time	1.2
Environmental Laws	3.15
ERISA	3.11
ERISA Affiliate	3.11
ESPP	1.7(e)
Exchange Act	3.4
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.7(a)
FIS/LPS Tax Disaffiliation Agreement	7.1(g)
Form S-4	3.4
GAAP	3.1(c)
Georgia	Preamble
Georgia 2008 10-K	4.6
Georgia Articles	4.1(b)

Section
Georgia Benefit Plan	4.11
Georgia Bylaws	4.1(b)
Georgia Common Stock	1.4(a)
Georgia DC Plan	6.6(e)
Georgia Disclosure Schedule	ARTICLE IV
Georgia Employment Agreement	4.11
Georgia Instruments of Indebtedness	4.13(a)(i)
Georgia IP	4.20
Georgia IP Contract	4.20
Georgia IT Assets	4.20
Georgia Leased Properties	4.16(c)
Georgia Leases	4.16(b)
Georgia Material Contracts	4.13(a)
Georgia Owned Properties	4.16(a)
Georgia Permits	4.12(b)
Georgia Plan	4.11
Georgia Preferred Stock	4.2(a)
Georgia Qualified Plans	4.11(d)
Georgia Recommendation	6.3
Georgia Regulatory Agreement	4.9(b)
Georgia Reports	4.5
Georgia Restricted Shares	4.2(a)
Georgia Shareholder Approval	4.3(a)
Georgia Shareholder Meeting	6.3
Georgia Stock Option	4.2(a)
Georgia Stock Plans	4.2(a)
Georgia Stock Units	4.2(a)
Georgia Subsidiary	3.1(c)
Governmental Entity	3.4
HSR Act	3.4
Indebtedness	3.13(b)
Indemnified Parties	6.7(a)
Intellectual Property	3.23
IRS	3.11(b)
Joint Proxy Statement	3.4
Knowledge of Georgia	4.5
Knowledge of Wisconsin	3.5
Law	3.12(a)
Laws	3.12(a)
Liens	3.2(b)
LLC Agreement	1.8
M&I	ARTICLE III
M&I Reports	ARTICLE III
Material Adverse Effect	3.1(c)
Materially Burdensome Condition	6.1(b)
Maximum Amount	6.7(b)
Merger	Recitals
Merger Consideration	1.4(a)

v

Section
Merger Sub	Preamble
Merger Sub Units	4.2(a)
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(f)
MVT/MI Tax Allocation Agreement	7.1(g)
No-Shop Party	6.11(a)
Notice Period	6.11(c)(ii)
NYSE	2.2(e)
Orders	3.9(a)
Other Party	6.11(a)
PBGC	3.11(e)
Permits	4.12(b)
Person	2.2(c)
Pre-Closing Period	6.6(g)
Post-Closing Period	6.6(g)
Qualifying Amendment	6.1(a)
Requisite Approvals	7.1(c)(ii)
Sarbanes-Oxley Act	3.5
SEC	3.4
Section 16 Information	6.10
Securities Act	3.4
Shareholder	Recitals
Shareholders Agreement	Recitals
SPR Agreement	Recitals
Subsidiary	3.1(c)
Superior Proposal	6.11(a)
Support Agreement	Recitals
Surviving Company	Recitals
Tax	3.10(b)
Taxes	3.10(b)
Tax Return	3.10(c)
Termination Fee	8.3(a)
Third Party Georgia Leases	4.16(d)
Third Party Wisconsin Leases	3.16(d)
Trade Secrets	3.23
WBCL	1.1(a)
Wisconsin	Preamble
Wisconsin 2008 10-K	3.6
Wisconsin Articles	3.1(b)
Wisconsin Benefit Plan	3.11
Wisconsin By-laws	3.1(b)
Wisconsin Common Stock	1.4(a)
Wisconsin DC Plan	6.6(e)
Wisconsin Disclosure Schedule	ARTICLE III
Wisconsin Employment Agreement	3.11
Wisconsin Insiders	6.10
Wisconsin Instruments of Indebtedness	3.13(a)(i)
Wisconsin IP	3.23(b)

Section
Wisconsin IP Contract	3.23
Wisconsin IT Assets	3.23
Wisconsin Leased Properties	3.16(c)
Wisconsin Leases	3.16(b)
Wisconsin Material Contracts	3.13(a)
Wisconsin Owned Properties	3.16(a)
Wisconsin Performance Shares	1.7(c)
Wisconsin Permits	3.12(b)
Wisconsin Plan	3.11
Wisconsin Qualified Plans	3.11(d)
Wisconsin Recommendation	6.3
Wisconsin Regulatory Agreement	3.9(b)
Wisconsin Reports	3.5
Wisconsin Restricted Shares	1.7(b)
Wisconsin Shareholder Approval	3.3(a)
Wisconsin Shareholder Meeting	6.3
Wisconsin Shareholders Agreement	3.2(a)
Wisconsin Stock Option	1.7(a)
Wisconsin Stock Plans	1.7(a)
Wisconsin Stock Purchase Right Agreement	3.2(a)
Wisconsin Stock Units	1.7(d)
Wisconsin Subsidiary	3.1(c)
Withdrawal Liability	3.11

AGREEMENT AND PLAN OF MERGER
          AGREEMENT AND PLAN OF MERGER, dated as of March 31, 2009 (this “Agreement”), by and among FIDELITY NATIONAL INFORMATION SERVICES, INC., a Georgia corporation (“Georgia”), CARS HOLDINGS, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Georgia that is disregarded as an entity separate from Georgia under Treasury Regulation Section 301.7701-3 (“Merger Sub”) and METAVANTE TECHNOLOGIES, INC., a Wisconsin corporation (“Wisconsin”).
W I T N E S S E T H:
          WHEREAS, the Boards of Directors of Wisconsin and Georgia, and the managing member of Merger Sub, have approved, and have determined that it is in the best interests of their respective companies and their shareholders and sole member, respectively, to consummate, the strategic business combination transaction provided for in this Agreement in which Wisconsin will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Merger Sub (the “Merger”), so that Merger Sub is the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”); and
          WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and
          WHEREAS, in connection with the execution and delivery of this Agreement by the parties hereto: (i) WPM, L.P. (the “Shareholder”) has entered into a Support Agreement (the “Support Agreement”), dated as of the date hereof, with Georgia, Merger Sub and Wisconsin, in the form attached hereto as Exhibit A, pursuant to which the Shareholder has agreed, among other things, to vote all of the Wisconsin Common Stock (as defined herein) beneficially owned by it in favor of the Merger; (ii) Georgia and the Shareholder have entered into a Shareholders Agreement (the “Shareholders Agreement”) in the form attached hereto as Exhibit F, which will become effective upon the Closing; and (iii) Georgia, the Shareholder and Wisconsin have entered into a Stock Purchase Right Agreement (the “SPR Agreement”) in the form attached hereto as Exhibit G; and
          WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
          NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
THE MERGER
          1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the Wisconsin Business Corporation Law (the “WBCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Wisconsin shall merge with and into Merger Sub. Merger Sub shall be the Surviving Company in the Merger, and shall continue its limited liability company existence under the Laws of the State of Delaware. As of the Effective Time, the separate corporate existence of Wisconsin shall cease.
          (b) Georgia may at any time prior to the Effective Time change the method of effecting the combination (including by providing for the merger of Wisconsin directly into Georgia, with Georgia surviving the merger) if it determines in good faith that such change is necessary or desirable to address legal, commercial, regulatory or Tax concerns, and the parties shall cooperate with each other in good faith to implement such alternative method, including by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders hereunder); provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of Wisconsin’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement, (iii) increase the conditionality or prevent the satisfaction of any condition to the consummation of the transactions contemplated by this Agreement, or (iv) materially impede or delay consummation of the transactions contemplated by this Agreement.
          1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Department of Financial Institutions of the State of Wisconsin and the certificate of merger (“Certificate of Merger”) that shall be filed with the Secretary of State of the State of Delaware on or before the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger and Certificate of Merger. A copy of the form of Articles of Merger (with an attached Plan of Merger as required by the WBCL) is attached hereto as Exhibit B. “Effective Date” shall mean the date on which the Effective Time occurs.
          1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the WBCL and the DLLCA.
          1.4 Conversion of Wisconsin Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Georgia, Merger Sub, Wisconsin or the holder of any of the securities described in the following subsections:
          (a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of Wisconsin issued and outstanding immediately prior to the Effective Time (“Wisconsin Common Stock”), except for shares of Wisconsin Common Stock owned by

Georgia, Merger Sub or Wisconsin (which shall be cancelled in accordance with Section 1.4(c)), shall be converted into the right to receive 1.35 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, par value $.01 per share (“Georgia Common Stock”), of Georgia (the “Merger Consideration”).
          (b) All of the shares of Wisconsin Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.4 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate or evidence of shares in book-entry form previously representing any such shares of Wisconsin Common Stock (such certificates and evidence of shares in book-entry form, collectively, “Certificates”) shall thereafter represent only the right to receive (A) the Merger Consideration and (B) cash in lieu of fractional shares into which the shares of Wisconsin Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e), as well as any dividends or distributions to which holders of Wisconsin Common Stock are entitled in accordance with Section 2.2(b). If, prior to the Effective Time, the outstanding shares of Georgia Common Stock or Wisconsin Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Merger Consideration.
          (c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Wisconsin Common Stock that are owned by Wisconsin, Georgia or Merger Sub shall be cancelled and shall cease to exist and no Georgia Common Stock, stock of Merger Sub or other consideration shall be delivered in exchange therefor.
          1.5 Georgia Common Stock. At and after the Effective Time, each share of Georgia Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.
          1.6 Merger Sub Units. At and after the Effective Time, each Merger Sub Unit issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.
          1.7 Wisconsin Equity and Equity-Based Awards. (a) Wisconsin Stock Options. Effective as of the Effective Time, each then outstanding option to purchase shares of Wisconsin Common Stock (each a “Wisconsin Stock Option”), pursuant to the equity-based compensation plans identified on Section 3.11(a) of the Wisconsin Disclosure Schedule (the “Wisconsin Stock Plans”) and the award agreements evidencing the grants thereunder, granted to any current or former employee or director of, or consultant to, Wisconsin or any Wisconsin Subsidiary shall be assumed by Georgia and converted into an option to purchase a number of shares of Georgia Common Stock (an “Assumed Stock Option”) equal to the product (rounded down to the nearest whole share) of (i) the number of shares of Wisconsin Common Stock subject to such Wisconsin Stock Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio; and the per share exercise price for Georgia Common Stock issuable upon the exercise of such Assumed Stock Option shall be equal to the quotient (rounded up to the nearest whole cent) of (i) the exercise price per share of Wisconsin Common Stock at which such Wisconsin Stock Option was exercisable immediately prior to the Effective Time divided by (ii) the Exchange Ratio; provided, however, that it is intended that such conversion be effected (i) with respect to any Wisconsin Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, in a manner consistent with Section 424(a) of the Code and (ii) in all events, in a manner satisfying the requirements of Section 409A of the Code and the Treasury Regulations thereunder. The Assumed Stock Options shall be subject to the same terms and conditions (including expiration date and exercise provisions) as were applicable to the corresponding Wisconsin Stock Options immediately prior to the Effective Time.
          (b) Wisconsin Restricted Shares. Effective immediately prior to the Effective Time, each restricted share of Wisconsin Common Stock granted to any employee or director of Wisconsin, any Wisconsin Subsidiary or any of Wisconsin’s predecessors under any Wisconsin Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Wisconsin Restricted Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Georgia and converted into the number of shares of Georgia Common Stock equal to the product (rounded down to the nearest whole number of shares of Georgia Common Stock) of (i) the number of shares of Wisconsin Common Stock underlying or subject to the Wisconsin Restricted Share, multiplied by (ii) the Exchange Ratio (each an “Assumed Restricted Share”). Each Assumed Restricted Share shall be subject to the same terms and conditions (including vesting schedule) as were applicable to the corresponding Wisconsin Restricted Shares immediately prior to the Effective Time.
          (c) Wisconsin Performance Shares. Effective as of the Effective Time, each performance share denominated in shares of Wisconsin Common Stock granted to any current or former employee or director of Wisconsin or any Wisconsin Subsidiary under any Wisconsin Stock Plan that is unsettled immediately prior to the Effective Time (collectively, the “Wisconsin Performance Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Georgia and converted into the right of the holder of such Wisconsin Performance Share to receive (x) a number of restricted shares of Georgia Common Stock equal to the product (rounded down to the nearest whole number of shares of Georgia Common Stock) of (i) the number of shares of Wisconsin Common Stock underlying or subject to the Wisconsin Performance Shares at target, multiplied by (ii) a fraction, the numerator of which is the number of whole calendar months remaining in the performance period from and after the Effective Time and the denominator of which is the total number of calendar months in the applicable performance period, multiplied by (iii) the Exchange Ratio (each an “Assumed Performance Share”), and each such Assumed Performance Share shall be subject to the same terms and conditions (including vesting schedule) as were applicable to the corresponding Wisconsin Performance Shares immediately prior to the Effective Time and any obligations in respect thereof shall be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to such Assumed Performance Share, and (y) a cash amount based upon the portion of the performance period that has been completed as of the Effective Time, equal to the product of (i) the number of shares of Wisconsin Common Stock underlying or subject to the Wisconsin Performance Shares at target, multiplied by (ii) a fraction, the numerator of which is the number of whole or partial calendar months elapsed between the beginning of the performance period and the Effective Time and the denominator of which is the total number of calendar months in the applicable performance period, multiplied by (iii) the closing sale price of Wisconsin Common Stock as reported in the Midwest Edition of The Wall Street Journal immediately prior to the Effective Date, which cash amount shall be paid in accordance with the terms of the agreement, plan or arrangement relating to such Wisconsin Performance Shares.
          (d) Stock Units. Effective as of the Effective Time, each outstanding stock unit denominated in shares of Wisconsin Common Stock granted to, or held in a deferral account for the benefit of, any current or former employee or director of Wisconsin or any Wisconsin Subsidiary under the Wisconsin Directors Deferred Compensation Plan, the Wisconsin Executive Deferred Compensation Plan or any Wisconsin Stock Plan that is unsettled immediately prior to the Effective Time (collectively, the “Wisconsin Stock Units”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Georgia and converted into the right to receive the number of shares of Georgia Common Stock (or an amount in respect thereof for cash settled Wisconsin Stock Units) equal to the product (rounded down to the nearest whole number of shares of Georgia Common Stock) of the number of shares of Wisconsin Common Stock underlying or subject to the Wisconsin Stock Unit, multiplied by the Exchange Ratio (each an “Assumed Stock Unit”). Each Assumed Stock Unit shall have the same terms and conditions (including vesting schedule) as were applicable to the corresponding Wisconsin Stock Unit immediately prior to the Effective Time and any obligations in respect thereof shall be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to such Assumed Stock Unit.
          (e) ESPP. The Board of Directors of Wisconsin shall adopt such resolutions or take such other actions as may be required to provide that with respect to Wisconsin’s Employee Stock Purchase Plan (the “ESPP”): (i) participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement; (ii) no new participants may commence participation in the ESPP following the date of this Agreement; (iii) the ESPP shall be suspended effective as of Wisconsin’s payroll period ending immediately prior to the Effective Time (but in no event less than fifteen (15) business days prior to the Effective Time), such that the offering period in effect as of such date will be the final offering period under the ESPP; and (iv) as of the Effective Time and subject to the consummation of the transactions contemplated by this Agreement, the ESPP shall terminate. To the extent any offering period under the ESPP is in progress prior to the suspension contemplated by clause (iii) above, Wisconsin shall ensure that such offering period ends at the time of such suspension and that each participant’s accumulated contributions for such offering period are applied towards the purchase of Wisconsin Common Stock unless the participant has previously withdrawn from such offering period in accordance with the terms of the ESPP.
          (f) Actions. Prior to the Effective Time, the Compensation Committee of the Board of Directors of Wisconsin shall make such adjustments and determinations and shall adopt any resolutions and take any corporate actions with respect to the Wisconsin Stock Options, Wisconsin Restricted Shares, Wisconsin Performance Shares, Wisconsin Stock Units and the ESPP to implement the foregoing provisions of this Section 1.7. Wisconsin shall take all actions necessary to ensure that after the Effective Time, neither Georgia nor the Surviving Company will be required to deliver shares of Wisconsin Common Stock or other capital stock of Wisconsin to any person pursuant to or in settlement of Wisconsin Stock Options, Wisconsin

Restricted Shares, Wisconsin Performance Shares, Wisconsin Stock Units or any other stock-based award.
          (g) Georgia shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Georgia Common Stock for delivery upon exercise of Assumed Stock Options or settlement of Assumed Performance Shares and Assumed Stock Units. As soon as reasonably practicable after the Effective Time, Georgia shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Georgia Common Stock subject to such assumed equity awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such assumed equity awards remain outstanding.
          1.8 Certificate of Formation and Operating Agreement of the Surviving Company. The certificate of formation of Merger Sub (the “Certificate of Formation”) as in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Company until thereafter amended in accordance with applicable Law. The operating agreement of Merger Sub (the “LLC Agreement”) as in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Company until thereafter amended in accordance with applicable Law.
          1.9 Governance Arrangements.
          (a) Georgia Board of Directors. On or prior to the Effective Time, Georgia’s Board of Directors shall cause the number of directors that will comprise the full Board of Directors of Georgia to be nine (9) and shall approve and adopt resolutions effecting the composition contemplated by this Section 1.9. The Board of Directors of Georgia at the Effective Time shall be comprised of (i) four (4) current non-employee Georgia directors designated by Georgia, the current Executive Chairman of Georgia, and the current President and Chief Executive Officer of Georgia (collectively the “Continuing Georgia Directors”), and (ii) one (1) current non-employee Wisconsin directors designated by Wisconsin, one (1) designee of the Shareholder, who may or may not be a current non-employee Wisconsin director, and the current Chairman and Chief Executive Officer of Wisconsin (collectively the “Continuing Wisconsin Directors”). Effective as of the Effective Time, Mr. William P. Foley, II shall serve as Chairman of the Board of Georgia and Mr. Lee A. Kennedy shall serve as an executive Vice Chairman of the Board of Georgia. The Continuing Wisconsin Directors shall be allocated one director to each of the three (3) classes of the Georgia Board of Directors. The Continuing Wisconsin Directors together with the class of the Georgia Board of Directors such individuals have been allocated to, is set forth in Section 1.9(a) of the Georgia Disclosure Schedule. In the event that, prior to the Effective Time, any person selected to serve as a Continuing Georgia Director or a Continuing Wisconsin Director, as applicable, after the Effective Time is unable or unwilling to serve in such position, the Board of Directors of either Georgia or Wisconsin (or the Shareholder), as applicable, shall designate another person to serve in such person’s stead.
          (b) Committees of the Georgia Board of Directors. Immediately following the Effective Time, the Board of Directors of Georgia will have the committees set forth in Section 1.9(b) of the Georgia Disclosure Schedule.

          (c) President and Chief Executive Officer of Georgia. At the Effective Time, Mr. Frank R. Martire shall become President and Chief Executive Officer of Georgia.
          1.10 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
          1.11 No Dissenters Rights. Holders of Wisconsin Common Stock will not have dissenters’ rights under Section 180.1302(4) of the WBCL with respect to the Merger.
          1.12 Headquarters of Georgia and the Surviving Company. From and after the Effective Time, the location of the headquarters and principal executive offices of Georgia and the Surviving Company shall be Jacksonville, Florida.
          1.13 Other Matters. Wisconsin and Georgia agree to the additional matters set forth in Section 1.13 of the Wisconsin Disclosure Schedule.
ARTICLE II
EXCHANGE OF SHARES
          2.1 Georgia to Make Merger Consideration Available. As promptly as practicable following the Effective Time, Georgia shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to each of Wisconsin and Georgia (the “Exchange Agent”), for the benefit of the holders of shares of Wisconsin Common Stock, for exchange in accordance with this Article II, (i) certificates representing the shares of Georgia Common Stock sufficient to deliver the aggregate Merger Consideration, (ii) immediately available funds equal to any dividends or distributions payable in accordance with Section 2.2(b) and (iii) cash in lieu of any fractional shares (such cash and certificates for shares of Georgia Common Stock, collectively being referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(e) in exchange for outstanding shares of Wisconsin Common Stock.
          2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates a letter of transmittal in customary form as prepared by Georgia and reasonably acceptable to Wisconsin (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares into which the shares of Wisconsin Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing the number of whole shares of Georgia Common Stock to which such holder of Wisconsin Common Stock shall have become entitled pursuant to the provisions of Article I (after taking into account all shares of Wisconsin Common Stock then held by such holder), (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and (iii) a check representing the amount of any dividends or distributions then payable pursuant to Section 2.2(b)(i), and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. Until so surrendered, each Certificate shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration, together with any cash in lieu of fractional shares and any dividends or distributions as contemplated by Section 2.2(b).
          (b) No dividends or other distributions declared with respect to Georgia Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive (i) the amount of any dividends or distributions with a record date prior to the Effective Time which have been declared by Wisconsin in respect of the shares of Wisconsin Common Stock after the date of this Agreement in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid, without any interest thereon, with respect to the whole shares of Georgia Common Stock represented by such Certificate, and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, with respect to shares of Georgia Common Stock represented by such Certificate.
          (c) If any certificate representing shares of Georgia Common Stock is to be issued in, or any cash is paid to, a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition to the issuance or payment thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the payment or issuance in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. For purposes of this Agreement, the term “Person” means any individual, corporation, limited liability company, partnership, association, joint venture, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including any Governmental Entity.
          (d) After the Effective Time, there shall be no transfers on the stock transfer books of Wisconsin of the shares of Wisconsin Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Wisconsin Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

          (e) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Georgia Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Georgia Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Georgia. In lieu of the issuance of any such fractional share, Georgia shall pay to each former shareholder of Wisconsin that otherwise would be entitled to receive such fractional share (after taking into account all shares of Wisconsin Common Stock held at the Effective Time by such holder) an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average, rounded to the nearest ten thousandth, of the closing sale prices of Georgia Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five full NYSE trading days immediately preceding (but not including) the Effective Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Georgia Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.
          (f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Wisconsin as of the first anniversary of the Effective Time shall be paid to Georgia. Any former shareholders of Wisconsin who have not theretofore complied with this Article II shall thereafter look only to Georgia for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions payable in accordance with Section 2.2(b) in respect of each share of Wisconsin Common Stock, as the case may be, such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Georgia, Merger Sub, Wisconsin, the Exchange Agent or any other Person shall be liable to any former holder of Wisconsin Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.
          (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Georgia, the posting by such Person of a bond in such amount as Georgia may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement and any dividends or distributions payable pursuant to Section 2.2(b).
          2.3 Withholding Rights. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Georgia) shall be entitled to deduct and withhold from the Merger Consideration, any cash in lieu of fractional shares of Georgia Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) hereof and any other cash amounts otherwise payable pursuant to this Agreement to any holder of Wisconsin Common Stock such amounts as the Exchange Agent or Georgia, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Georgia, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Wisconsin Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Georgia, as the case may be.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF WISCONSIN
          Except (i) as disclosed in, and reasonably apparent from, any report, schedule, form or other document filed with, or furnished to, the SEC by Wisconsin and publicly available prior to the date of this Agreement or any report, schedule, form or other document filed with, or furnished to, the SEC by Marshall & Ilsley Corporation (“M&I”) in 2007 that specifically relates to the spin-off transaction involving Wisconsin and M&I (such reports, schedules, forms and other documents so filed by M&I, collectively, the “M&I Reports”) (excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature), or (ii) as disclosed in a correspondingly numbered section of the disclosure schedule (the “Wisconsin Disclosure Schedule”) delivered by Wisconsin to Georgia and Merger Sub prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Wisconsin’s covenants contained herein; provided that, notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule shall not be deemed an admission that such item is required to be disclosed therein or represents a material exception or material fact, event or circumstance or that such item has had or is reasonably likely to have a Material Adverse Effect on Wisconsin; provided, further, that the disclosure of any item in any section of the Wisconsin Disclosure Schedule shall be deemed disclosed with respect to any other section of the Wisconsin Disclosure Schedule to which such item is relevant, whether or not a specific cross reference appears, so long as the relevance is reasonably apparent from the face of such disclosure), Wisconsin hereby represents and warrants to Georgia and Merger Sub as follows:
          3.1 Corporate Organization.
          (a) Wisconsin is a corporation duly organized, validly existing and in active status under the Laws of the State of Wisconsin. Wisconsin has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power and authority or to be so licensed and qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Wisconsin.
          (b) True, correct and complete copies of the restated articles of incorporation of Wisconsin (the “Wisconsin Articles”) and the amended and restated by-laws of Wisconsin (the “Wisconsin By-laws”), as in effect as of the date of this Agreement, have previously been made available to Georgia.

          (c) Each Wisconsin Subsidiary (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing or active status (where such concept is recognized) in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate or similar power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) — (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Wisconsin. As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Wisconsin Subsidiary” and “Georgia Subsidiary” shall mean any direct or indirect Subsidiary of Wisconsin or Georgia, respectively (provided, however, that in no event shall M&I be considered a Wisconsin Subsidiary), and (ii) the term “Material Adverse Effect” means, with respect to Georgia, Merger Sub, Wisconsin or the Surviving Company, as the case may be, a material adverse effect on (A) the business, assets, properties, results of operations or condition (financial or otherwise) of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the date hereof, in GAAP (or any interpretation thereof) generally applicable to companies engaged in the industries in which Wisconsin and Georgia operate, (2) changes, after the date hereof, in Laws of general applicability or interpretations or enforcement thereof by Governmental Entities, (3) actions or omissions of Georgia or Merger Sub, on the one hand, or Wisconsin, on the other hand, taken with the prior written consent of the other or expressly required hereunder, including the impact thereof on relationships (contractual or otherwise) with customers, suppliers, vendors, lenders, employees, investors or venture partners, (4) changes, after the date hereof, in general economic or market conditions (including conditions of the securities and credit markets) generally affecting companies engaged in the industries in which Wisconsin and Georgia operate, except to the extent that such changes have a disproportionate adverse effect on such party relative to other participants in the same industries, (5) the execution or public disclosure of this Agreement or the transactions contemplated hereby, including the directly attributable impact thereof on relationships (contractual or otherwise) with customers, suppliers, vendors, lenders, employees, investors or venture partners, (6) acts of war, armed hostilities or terrorism or any escalation or worsening thereof, except to the extent that such events have a disproportionate adverse effect on such party relative to other participants in the industries in which Wisconsin and Georgia operate, (7) changes in the price or trading volume of the stock of Wisconsin or Georgia, as applicable, in and of itself (provided that events, circumstances and conditions underlying any such change may nonetheless be considered in determining whether a Material Adverse Effect has occurred), or (8) any failure by Wisconsin or Georgia, as applicable, to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (provided that events, circumstances and conditions underlying any such failure may nonetheless be considered in determining whether a Material Adverse Effect has occurred), or (B) the ability of such party to timely consummate the transactions contemplated by this Agreement.
          3.2 Capitalization. (a) The authorized capital stock of Wisconsin consists of 200,000,000 shares of Wisconsin Common Stock, of which, as of March 26, 2009, 119,834,772 shares were issued and outstanding, 100,000,000 shares of Class A common stock, par value $0.01 per share, of which, as of the date hereof, no shares were issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which, as of the date hereof, no shares were issued and outstanding. As of March 26, 2009, 44,725 shares of Wisconsin Common Stock were held in Wisconsin’s treasury. As of the date hereof, no shares of Wisconsin Common Stock were reserved for issuance except for under the Wisconsin Stock Plans, the ESPP, and the Amended and Restated Wisconsin Stock Purchase Right Agreement, dated as of August 21, 2008, between Wisconsin and the Shareholder (the “Wisconsin Stock Purchase Right Agreement”). As of March 12, 2009 (i) 10,782,977 Wisconsin Stock Options to acquire shares of Wisconsin Common Stock were outstanding pursuant to the Wisconsin Stock Plans or otherwise, (ii) 481,168 Wisconsin Restricted Shares were outstanding pursuant to the Wisconsin Stock Plans or otherwise, (iii) 206,999 Wisconsin Performance Shares (at target) were outstanding pursuant to the Wisconsin Stock Plans or otherwise, (iv) 44,341 Wisconsin Stock Units were outstanding and unsettled pursuant to the Wisconsin Stock Plans or otherwise, and (v) rights to acquire up to 2,302,356 shares of Common Stock were outstanding pursuant to the Wisconsin Stock Purchase Right Agreement. All of the issued and outstanding shares of Wisconsin Common Stock have been, and all shares of Wisconsin Common Stock that may be issued upon the exercise of the Wisconsin Stock Options, the vesting of Wisconsin Restricted Shares, the settlement of outstanding Wisconsin Performance Shares, the settlement of Wisconsin Stock Units or pursuant to the Wisconsin Stock Purchase Right Agreement will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights (except as provided pursuant to the terms of the Wisconsin Stock Purchase Right Agreement and the Shareholders Agreement, dated as of November 1, 2007, between the Company and the Shareholder (the “Wisconsin Shareholders Agreement”)), with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the Wisconsin Stock Plans, the Wisconsin Stock Purchase Right Agreement, the Wisconsin Shareholders Agreement, the Wisconsin Directors Deferred Compensation Plan and the Wisconsin Executive Deferred Compensation Plan, Wisconsin does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Wisconsin Common Stock or any other equity securities of Wisconsin or any securities representing the right to purchase or otherwise receive any shares of Wisconsin Common Stock. Wisconsin has provided Georgia with a true and complete list of all Wisconsin Stock Options, Wisconsin Restricted Shares, Wisconsin Performance Shares and Wisconsin Stock Units outstanding under the Wisconsin Stock Plans or otherwise as of March 12, 2009, the number of shares subject to each such award, the grant date of each such award, the vesting schedule of each such award and the exercise price for each such Wisconsin Stock Option; since March 12, 2009 through the date hereof, other than pursuant to the terms of the ESPP, Wisconsin has not issued or awarded, or authorized the issuance or award of, any options, restricted stock or other equity-based awards under the Wisconsin Stock Plans or otherwise.
          (b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Wisconsin are owned by Wisconsin, directly or indirectly, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (other than liens for property Taxes not yet due and payable, “Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Wisconsin Subsidiary owns any Wisconsin Common Stock or other equity interest in Wisconsin.
          3.3 Authority; No Violation. (a) Wisconsin has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Wisconsin of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Wisconsin. The Board of Directors of Wisconsin has adopted and approved this Agreement, has determined that this Agreement and the transactions contemplated hereby are in the best interests of Wisconsin and its shareholders and, subject to Section 6.11(c) hereof, has directed that this Agreement and the transactions contemplated by this Agreement be submitted to Wisconsin’s shareholders for approval and adoption at a duly held meeting of such shareholders and, except for the approval of this Agreement and the transactions contemplated by this Agreement by the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding Wisconsin Common Stock (the “Wisconsin Shareholder Approval”), no other corporate proceedings on the part of Wisconsin are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Wisconsin and (assuming due authorization, execution and delivery by Georgia and Merger Sub) constitutes the valid and binding obligation of Wisconsin, enforceable against Wisconsin in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).
          (b) Neither the execution and delivery of this Agreement by Wisconsin nor the consummation by Wisconsin of the transactions contemplated hereby, nor compliance by Wisconsin with any of the terms or provisions of this Agreement, will (i) assuming the Wisconsin Shareholder Approval is obtained, violate any provision of the Wisconsin Articles or the Wisconsin By-laws or any equivalent organizational documents of any Wisconsin Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 shall have been duly obtained and/or made prior to the Effective Time and any waiting period required thereunder shall have been terminated or expired prior to the Effective Time, (A) violate any Law or Order applicable to Wisconsin, any Wisconsin Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, amendment or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Wisconsin or any Wisconsin Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation (collectively, “Contracts”) to which Wisconsin or any Wisconsin Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Wisconsin.
          (c) Notwithstanding anything in this Agreement to the contrary, to the extent the accuracy of Wisconsin’s representations and warranties set forth in this Section 3.3 is based on the accuracy of Georgia’s representations and warranties in Section 4.25, Wisconsin’s representations and warranties in Section 3.3 shall be limited to the extent affected by any inaccuracy in Section 4.25.
          3.4 Consents and Approvals. Except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meetings of Wisconsin’s shareholders and Georgia’s shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and of a registration statement on Form S-4 (together with any amendments or supplements thereto, the “Form S-4”) in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, and such reports under Sections 12, 13(a), 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”) as may be required in connection with this Agreement, the Support Agreement and the transactions contemplated hereby and thereby, and obtaining from the SEC such orders as may be required in connection therewith, (ii) the filing of the Articles of Merger with the Department of Financial Institutions of the State of Wisconsin pursuant to the WBCL and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA, (iii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the termination or expiration of any applicable waiting period thereunder, and such other consents, approvals, filings or registrations as may be required under any foreign antitrust, merger control or competition Laws, (iv) such filings and approvals as are required to be made or obtained under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), and the securities or “Blue sky” Laws of various states in connection with the issuance of the shares of Georgia Common Stock pursuant to this Agreement, and approval of the listing of such Georgia Common Stock on the NYSE, (v) such filings, consents and approvals as may be set forth on Section 3.4 of the Wisconsin Disclosure Schedule, (vi) the Wisconsin Shareholder Approval, (vii) filings, if any, required as a result of the particular status of Georgia or Merger Sub, (viii) such filings or notices required under the rules and regulations of the NYSE, and (ix) such other consents, approvals, filings or registrations the failure of which to be made or obtained, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Wisconsin, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or applicable self-regulatory organization (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Wisconsin of this Agreement and (B) the consummation by Wisconsin of the Merger and the other transactions contemplated by this Agreement.
          3.5 Reports. Since May 22, 2007, Wisconsin has timely filed all forms, documents, statements and reports required to be filed by it with the SEC under the Securities Act or the Exchange Act prior to the date hereof (the forms, documents, statements and reports so filed with the SEC since May 22, 2007 and those filed with the SEC subsequent to the date of this Agreement under the Securities Act or the Exchange Act, if any, including any amendments thereto, the “Wisconsin Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseded filing prior to the date hereof, the Wisconsin Reports complied, and each of the Wisconsin Reports filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and rules and regulations promulgated thereunder (collectively, the “Sarbanes-Oxley Act”), as applicable. No Wisconsin Subsidiary is subject to the periodic reporting requirements of the Exchange Act. As of the time of filing with the SEC, none of the Wisconsin Reports so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Wisconsin Report has been amended or superseded by a later Wisconsin Report filed prior to the date hereof. Wisconsin has made available to Georgia correct and complete copies of all material correspondence with the SEC since May 22, 2007 and prior to the date hereof. To the Knowledge of Wisconsin, as of the date hereof, none of the Wisconsin Reports is the subject of any ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. For purposes of this Agreement, “Knowledge of Wisconsin” shall mean the actual knowledge of the Persons listed on Exhibit D.
          3.6 Financial Statements. Wisconsin has previously made available to Georgia copies of the consolidated balance sheets of Wisconsin and the Wisconsin Subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 as reported in Wisconsin’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Wisconsin 2008 10-K”) filed with the SEC under the Exchange Act, accompanied by the audit report of Deloitte & Touche LLP, independent public accountants with respect to Wisconsin for the years ended December 31, 2006, 2007 and 2008. The December 31, 2008 consolidated balance sheet of Wisconsin (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of Wisconsin and the Wisconsin Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations, cash flows and changes in shareholders equity and consolidated financial position of Wisconsin and the Wisconsin Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in amounts consistent with past practice in the case of unaudited financial statements, which adjustments, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Wisconsin; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

          3.7 Broker’s Fees. Neither Wisconsin nor any Wisconsin Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Barclays Capital Inc., all of the fees and expenses of which shall be the sole responsibility of Wisconsin; and a true and complete copy of the agreement with respect to such engagement has previously been made available to Georgia.
          3.8 Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or as publicly disclosed in the Forms 10-K, 10-Q and 8-K and any registration statements, proxy statements or prospectuses comprising the Wisconsin Reports filed prior to the date of this Agreement, (i) since December 31, 2008, (A) Wisconsin and the Wisconsin Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (B) there has not been any Material Adverse Effect with respect to Wisconsin; and (ii) since December 31, 2008 through the date hereof, there has not been:
          (a) any issuance or awards of Wisconsin Stock Options, Wisconsin Restricted Shares, Wisconsin Stock Units or other equity-based awards in respect of Wisconsin Common Stock to any director, officer or employee of Wisconsin or any of the Wisconsin Subsidiaries, other than in the ordinary course of business consistent with past practice;
          (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Wisconsin’s capital stock;
          (c) except as required by the terms of any Wisconsin Benefit Plans (as defined below) or by applicable Law, (i) any granting by Wisconsin or any of the Wisconsin Subsidiaries to any current or former director, officer or employee of any increase in compensation, bonus or other benefits, except for any such increases to employees who are not current directors or executive officers in the ordinary course of business consistent with past practice, (ii) any granting by Wisconsin or any of the Wisconsin Subsidiaries to any current or former director or executive officer of any increase in severance or termination pay, (iii) any entry by Wisconsin or any of its Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any current or former director or executive officer or (iv) any establishment, adoption, entry into, amendment or modification of any Wisconsin Benefit Plan;
          (d) any change in any material respect in accounting methods, principles or practices by Wisconsin affecting its assets, liabilities or business, other than changes after the date hereof to the extent required by a change in GAAP or regulatory accounting principles;
          (e) any material Tax election or change in or revocation of any material Tax election, material amendment to any Tax return, closing agreement with respect to a material amount of Taxes, or settlement or compromise of any material income Tax liability by Wisconsin or any of the Wisconsin Subsidiaries;

          (f) any material change in its investment or risk management or other similar policies; or
          (g) any agreement or commitment (contingent or otherwise) to do any of the foregoing.
          3.9 Legal Proceedings. (a) There are no (i) actions, claims, suits, oppositions, cancellations, arbitrations, objections, investigations or proceedings (each, an “Action”) pending (or, to the Knowledge of Wisconsin, threatened) against or affecting Wisconsin or any Wisconsin Subsidiary, or any of their respective properties, at law or in equity, or (ii) orders, judgments, injunctions, awards, stipulations, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity (collectively, “Orders”) against Wisconsin or any Wisconsin Subsidiary, in the case of each of clause (i) or (ii), which would, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Wisconsin. As of the date hereof, there is no Action pending against (or, to the Knowledge of Wisconsin, threatened against) Wisconsin that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger.
          (b) Neither Wisconsin nor any Wisconsin Subsidiary is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been since January 1, 2006, a recipient of any supervisory letter from, or has been ordered to pay any material civil money penalty by, or since January 1, 2006, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity, in each case that currently restricts in any material respect the conduct of its business (each, whether or not set forth in the Wisconsin Disclosure Schedule, a “Wisconsin Regulatory Agreement”), nor has Wisconsin or any Wisconsin Subsidiary been advised since January 1, 2006, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Wisconsin Regulatory Agreement.
          3.10 Taxes and Tax Returns. (a) Each of Wisconsin and the Wisconsin Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it (all such Tax Returns being accurate and complete in all material respects), has timely paid or withheld all Taxes shown thereon as arising and has duly and timely paid or withheld all material Taxes that are due and payable or claimed to be due from it by United States federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Wisconsin’s most recent consolidated financial statements. Wisconsin and each Wisconsin Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither Wisconsin nor any Wisconsin Subsidiary has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. All assessments for Taxes of Wisconsin or any Wisconsin Subsidiary due with respect to completed and settled examinations or any concluded litigation have been fully paid. There are no disputes, audits, examinations or proceedings pending, or claims asserted, for material Taxes upon Wisconsin or any Wisconsin

Subsidiary. There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets of Wisconsin or any Wisconsin Subsidiary. Neither Wisconsin nor any Wisconsin Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Wisconsin and the Wisconsin Subsidiaries and compensation agreements with Tax indemnification provisions that are in the range of ordinary practice for such agreements). Neither Wisconsin nor any Wisconsin Subsidiary (A) has been a member of an affiliated group filing a consolidated United States federal income Tax Return (other than a group the common parent of which was Wisconsin) or (B) has any material liability for the Taxes of any Person (other than Wisconsin or any Wisconsin Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise. Neither Wisconsin nor any Wisconsin Subsidiary has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither Wisconsin nor any Wisconsin Subsidiary has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding. Neither Wisconsin nor any Wisconsin Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Wisconsin is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          (b) As used in this Agreement, the term “Tax” or “Taxes” means all United States federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, backup withholding, duties, intangibles, franchise, and other taxes, charges, fees, levies or like assessments, together with all penalties and additions to tax and interest thereon.
          (c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
          3.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meaning:
          “Controlled Group Liability” means, with respect to Wisconsin or Georgia, any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code other than such liabilities that arise solely out of, or relate solely to, the Wisconsin Benefit Plans or the Georgia Benefit Plans, as applicable.

          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
          “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
          “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.
          “Wisconsin Benefit Plan” means any material employee benefit plan, program, policy, practice, or other arrangement (other than any Wisconsin Employment Agreement) providing benefits to any current or former employee, officer or director of Wisconsin or any Wisconsin Subsidiary or any beneficiary or dependent thereof that is sponsored or maintained by Wisconsin or any Wisconsin Subsidiary or to which Wisconsin or any Wisconsin Subsidiary contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, change of control or fringe benefit plan, program or policy.
          “Wisconsin Employment Agreement” means a contract, offer letter or agreement of Wisconsin or any Wisconsin Subsidiary with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which Wisconsin or any Wisconsin Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.
          “Wisconsin Plan” means any Wisconsin Benefit Plan other than a Multiemployer Plan and each Wisconsin Employment Agreement.
          “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.
          (a) Section 3.11(a) of the Wisconsin Disclosure Schedule includes a true and complete list of all Wisconsin Benefit Plans and all material Wisconsin Employment Agreements.
          (b) With respect to each Wisconsin Plan, Wisconsin has delivered or made available to Georgia a true, correct and complete copy of: (i) each writing constituting a part of such Wisconsin Plan, including all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any;

(v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the Internal Revenue Service (the “IRS”), if any. Wisconsin has delivered or made available to Georgia a true, correct and complete copy of each material Wisconsin Employment Agreement.
          (c) All contributions required to be made to any Wisconsin Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Wisconsin Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the financial statements to the extent required by GAAP. Each Wisconsin Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.
          (d) With respect to each Wisconsin Plan, Wisconsin and the Wisconsin Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all Laws applicable to such Wisconsin Plans. Each Wisconsin Plan has been administered in all material respects in accordance with its terms. To the Knowledge of Wisconsin, there is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Wisconsin Plan or the imposition of any material lien on the assets of Wisconsin or any Wisconsin Subsidiary under ERISA or the Code. Section 3.11(d) of the Wisconsin Disclosure Schedule identifies each Wisconsin Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Wisconsin Qualified Plans”). Each Wisconsin Qualified Plan (A)(i) has received a favorable determination letter from the IRS with respect to such qualification or (ii) is a standardized prototype plan that is the subject of a favorable opinion letter from the IRS on which Wisconsin is entitled to rely, and (B) unless clause (A)(ii) applies, has been submitted to the IRS for a determination letter within the applicable remedial amendment period under Section 401(b) of the Code or has a remedial amendment period that has not yet expired, and to the Knowledge of Wisconsin, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Wisconsin Qualified Plan or the tax-exempt status of its related trust. Section 3.11(d) of the Wisconsin Disclosure Schedule identifies each trust funding any Wisconsin Plan which is intended to meet the requirements of Section 501(c)(9) of the Code, and each such trust meets such requirements and provides no disqualified benefits (as such term is defined in Code Section 4976(b)). None of Wisconsin and the Wisconsin Subsidiaries nor, to the Knowledge of Wisconsin, any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Wisconsin Plans or their related trusts, Wisconsin, any Wisconsin Subsidiary or, to the Knowledge of Wisconsin, any Person that Wisconsin or any Wisconsin Subsidiary has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
          (e) With respect to each Wisconsin Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and, (ii) except as would not have, individually or in the aggregate, a Material Adverse Effect: (A) the fair market value of the assets of such Wisconsin Plan equals or exceeds the actuarial present value of all accrued benefits under such Wisconsin Plan (whether or not vested) based on the assumptions used in the latest annual actuarial report for such plan; (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (C) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (D) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or would reasonably be expected to be incurred by Wisconsin or any Wisconsin Subsidiary or any of their respective ERISA Affiliates; and (E) to the Knowledge of Wisconsin, the PBGC has not instituted proceedings to terminate any such Wisconsin Plan and, to Wisconsin’s Knowledge, no condition exists which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Wisconsin Plan.
          (f) (i) No Wisconsin Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of Wisconsin and the Wisconsin Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Wisconsin and the Wisconsin Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. To the Knowledge of Wisconsin, there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Wisconsin or any Wisconsin Subsidiary following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the Wisconsin Benefit Plans. Without limiting the generality of the foregoing, neither Wisconsin nor any Wisconsin Subsidiary, nor, to Wisconsin’s Knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.
          (g) Wisconsin and the Wisconsin Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Wisconsin and the Wisconsin Subsidiaries.
          (h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Wisconsin or any Wisconsin Subsidiary, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.
          (i) Each Wisconsin Benefit Plan and each Wisconsin Employment Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and any award thereunder, in each case that is subject to Section 409A of the

Code, has been established and maintained in all material respects in accordance with the requirements of Section 409A of the Code and the Treasury Regulations thereunder.
          (j) No labor organization or group of employees of Wisconsin or any Wisconsin Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to Wisconsin’s Knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Each of Wisconsin and the Wisconsin Subsidiaries is in material compliance with all applicable Laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.
          3.12 Compliance with Law; Permits. (a) Wisconsin and each Wisconsin Subsidiary is, and at all times since the later of January 1, 2006 or its respective date of formation or organization has been, in material compliance with all applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, award, settlement or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”) and is not in material default under or in violation of any applicable Laws.
          (b) Wisconsin and the Wisconsin Subsidiaries are in possession of all material franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity (collectively, “Permits”) necessary for Wisconsin and the Wisconsin Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Wisconsin Permits”). All Wisconsin Permits are in full force and effect. Wisconsin and the Wisconsin Subsidiaries are not, and since January 1, 2006 have not been, in material violation or breach of, or default under, any Wisconsin Permit.
          (c) This Section 3.12 does not relate to matters with respect to Taxes and Tax Returns (which are the subject of Section 3.10) and Employee Benefits (which are the subject of Section 3.11).
          3.13 Certain Contracts. (a) Except as set forth in the exhibit index to the Wisconsin 2008 10-K, or as permitted pursuant to Section 5.2 hereof or as set forth on Section 3.13 of the Wisconsin Disclosure Schedule, neither Wisconsin nor any Wisconsin Subsidiary is a party to or bound by (i) any Contract relating to the incurrence or guarantee of Indebtedness by Wisconsin or any Wisconsin Subsidiary in an amount in excess in the aggregate of $25,000,000 (collectively, “Wisconsin Instruments of Indebtedness”), (ii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) any non-competition Contract, or any other agreement or obligation which purports to limit or restrict in any material respect (A) the ability of Wisconsin or its Subsidiaries to solicit customers or (B) the manner in which, or the localities in which, all or any portion of the business of Wisconsin and the Wisconsin Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Georgia and the Georgia Subsidiaries, is or would be conducted, (iv) any Contract providing for any payments that are conditioned, in whole or in part, on a change of control of Wisconsin or any Wisconsin Subsidiary, (v) any collective bargaining agreement, (vi) any joint venture or partnership agreement related to the formation, creation, operation or management or any joint venture or partnership that is material to Wisconsin and the Wisconsin Subsidiaries, taken as a whole, (vii) any Contract that grants any right of first refusal or right of first offer or similar right that limits or purports to limit the ability of Wisconsin or any Wisconsin Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (viii) any material Contract that contains a “most favored nation” or other term providing preferential pricing or treatment to a third party, and (ix) any Contract not made in the ordinary course of business which (A) is material to Wisconsin and the Wisconsin Subsidiaries taken as a whole or (B) which would reasonably be expected to materially delay the consummation of the Merger or any other transaction contemplated by this Agreement (the Contracts and obligations of the type described in clauses (i) through (ix), together with (x) all Wisconsin IP Contracts, (y) any Contract (or group of related Contracts with the same party) pursuant to which Wisconsin or any Wisconsin Subsidiary generated revenues of $17,000,000 or more in the 12 months ended December 31, 2008 or is expected to generate revenues of $17,000,000 or more in the 12 months ending December 31, 2009, and (z) any Contract (or group of related Contracts with the same party) that involves annual expenditures by Wisconsin and the Wisconsin Subsidiaries in excess of $17,000,000 in the 12 months ended December 31, 2008 or is expected to involve annual expenditures by Wisconsin and the Wisconsin Subsidiaries in excess of $17,000,000 in the 12 months ending December 31, 2009, (of which Contracts Wisconsin has provided true, correct and complete copies to Georgia prior to the date hereof) being referred to herein as “Wisconsin Material Contracts”).
          (b) Each Wisconsin Material Contract is valid and binding on Wisconsin (or, to the extent a Subsidiary of Wisconsin is a party, such Subsidiary) and, to the Knowledge of Wisconsin, any other party thereto, and is in full force and effect and enforceable against Wisconsin or a Wisconsin Subsidiary, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). Neither Wisconsin nor any Wisconsin Subsidiary is in material breach or default under any Wisconsin Material Contract. Neither Wisconsin nor any Subsidiary of Wisconsin has received notice of any material violation or default under any Wisconsin Material Contract by any other party thereto. Prior to the date hereof, Wisconsin has made available to Georgia true and complete copies of all Wisconsin Material Contracts. For purposes of this Agreement, “Indebtedness” of a Person means (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes and similar agreements, (iii) all leases of such Person capitalized pursuant to GAAP, and (iv) all obligations of such Person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions.
          3.14 Undisclosed Liabilities. Neither Wisconsin nor any Wisconsin Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) liabilities that are reflected or reserved against on the consolidated balance sheet of Wisconsin included in the Wisconsin 2008 10-K (including any notes thereto), (ii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2008, and (iv) liabilities that have not had and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Wisconsin.

          3.15 Environmental Liability. Except for matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Wisconsin, (i) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Wisconsin of any liability or obligation under Environmental Laws, or pending or, to the Knowledge of Wisconsin, threatened against Wisconsin; (ii) Wisconsin is not subject to any Order or party to any agreement, order, judgment, decree, letter or memorandum by or with any third party imposing any liability or obligation under any Environmental Laws; (iii) Wisconsin has complied and is in compliance with all Environmental Laws, including obtaining and complying with all Permits that may be required pursuant to Environmental Laws; and (iv) Wisconsin has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released, or exposed any person to any hazardous substance or waste, or owned or operated any property or facility contaminated by any hazardous substance or waste so as to give rise to any current or future liabilities under Environmental Laws. For purposes of this Agreement, “Environmental Laws” means any common law or local, state, federal or foreign statute, regulation, ordinance or similar provision having the force or effect of law, any judicial and administrative order or determination, or any contractual obligation concerning public health and safety, worker health and safety, or pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
          3.16 Real Property.
          (a) Each of Wisconsin and the Wisconsin Subsidiaries has good title free and clear of all Liens to all real property owned by such entities (the “Wisconsin Owned Properties”), except for Liens that do not materially detract from the present use of such real property.
          (b) A true and complete copy of each agreement pursuant to which Wisconsin or any Wisconsin Subsidiary leases any material real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Wisconsin Leases”) has heretofore been made available to Georgia. Each Wisconsin Lease is valid, binding and enforceable against Wisconsin or an applicable Wisconsin Subsidiary in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Wisconsin. There are no defaults by Wisconsin or any Wisconsin Subsidiary, as applicable, under any of the Wisconsin Leases which, in the aggregate, would result in the termination of such Leases and a Material Adverse Effect on Wisconsin. The consummation of the transactions contemplated by this Agreement will not cause defaults under the Wisconsin Leases, except for any such default which would not individually or in the aggregate, have a Material Adverse Effect on Wisconsin and the Wisconsin Subsidiaries taken as a whole.
          (c) The Wisconsin Owned Properties and the properties leased pursuant to the Wisconsin Leases (the “Wisconsin Leased Properties”) constitute all of the real estate on which Wisconsin and the Wisconsin Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on Wisconsin and the Wisconsin Subsidiaries taken as a whole.
          (d) A true and complete copy of each agreement pursuant to which Wisconsin or any Wisconsin Subsidiary leases any material real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Wisconsin Leases”) has heretofore been made available to Georgia. Each Third Party Wisconsin Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Wisconsin. There are no existing defaults by the tenant under any Third Party Wisconsin Lease which, in the aggregate, would result in the termination of such Third Party Wisconsin Leases except for any such default which would not reasonably be expected to result in a Material Adverse Effect on Wisconsin and the Wisconsin Subsidiaries taken as a whole.
          3.17 State Takeover Laws. Wisconsin has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Georgia and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Georgia and Merger Sub herein, no “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state anti-takeover statute or regulation, nor any takeover-related provision in the Wisconsin Articles or the Wisconsin By-laws, would (i) prohibit or restrict Wisconsin’s ability to perform its obligations under this Agreement, any related agreement, the Support Agreement, or the Articles of Merger or its ability to consummate the transactions contemplated hereby and thereby, (ii) have the effect of invalidating or voiding this Agreement, the Support Agreement or the Articles of Merger, or any provision hereof or thereof, or (iii) subject Georgia to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Articles of Merger.
          3.18 Reorganization. As of the date of this Agreement, Wisconsin is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
          3.19 Opinion. Prior to the execution of this Agreement, the Board of Directors of Wisconsin has received an opinion from Barclays Capital Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair to the shareholders of Wisconsin from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.
          3.20 Internal Controls. (a) None of Wisconsin or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Wisconsin and the Wisconsin Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
          (b) Wisconsin (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Wisconsin (including the Wisconsin Subsidiaries), is made known to the chief executive officer and the chief financial officer of Wisconsin by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Wisconsin’s outside auditors and the Audit Committee of the Board of Directors of Wisconsin (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Wisconsin’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Wisconsin’s internal controls over financial reporting. These disclosures were made in writing by management to Wisconsin’s auditors and the Audit Committee of the Board of Directors of Wisconsin and a copy has previously been made available to Georgia. As of the date hereof, to the Knowledge of Wisconsin, there is no reason to believe that Wisconsin’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
          (c) Since December 31, 2005 through the date hereof, (i) neither Wisconsin nor any Wisconsin Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Wisconsin or any Wisconsin Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Wisconsin or any Wisconsin Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Wisconsin or any Wisconsin Subsidiary, whether or not employed by Wisconsin or any Wisconsin Subsidiary, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Wisconsin or any of its officers, directors, employees or agents to the Board of Directors of Wisconsin or any committee thereof or to any director or officer of Wisconsin.
          3.21 Insurance. Wisconsin and the Wisconsin Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. To the Knowledge of Wisconsin, neither Wisconsin nor any Wisconsin Subsidiary is in material breach or material default of any insurance policies maintained by Wisconsin or any Wisconsin Subsidiary or has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default or permit termination (prior to the scheduled termination or expiration thereof) or modification of any such insurance policies. To the Knowledge of Wisconsin, neither Wisconsin nor any Wisconsin Subsidiary has received any notice of termination or cancellation (prior to the scheduled termination or expiration thereof) or denial of coverage with respect to any such insurance policy.
          3.22 Wisconsin Information. The information relating to Wisconsin or any Wisconsin Subsidiary to be included or incorporated by reference in the Joint Proxy Statement and the Form S-4 will not, at the time the Form S-4 is declared effective, the time the Joint Proxy Statement is first mailed to shareholders of Wisconsin and Georgia and the time of the Wisconsin Shareholders Meeting and the Georgia Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The information relating to Wisconsin or any Wisconsin Subsidiary that is provided or to be provided by Wisconsin or its representatives for inclusion in any document (other than the Form S-4) filed with any other Governmental Entity in connection with the transactions contemplated by this Agreement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents that Wisconsin is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated hereby (including the Joint Proxy Statement) (except for such portions thereof that relate only to Georgia, Merger Sub or any of their Subsidiaries) will comply as to form and substance in all material respects with the provisions of the Exchange Act.
          3.23 Intellectual Property. For purposes of this Agreement, the following terms shall have the following meaning:
          “Intellectual Property” means all intellectual property in any jurisdiction throughout the world including all (i) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, fictitious names, trade names, and other indicia of origin and all goodwill associated therewith and symbolized thereby; (ii) patents and inventions and discoveries, whether patentable or not, and improvements; (iii) confidential or proprietary information, trade secrets and know-how (including processes, schematics, business and other methods, formulae, drawings, specifications, prototypes, models, designs, plans, data, research and development, pricing and cost information, business and marketing plans and proposals, vendor, customer and supplier lists) (collectively, “Trade Secrets”); (iv) copyrights and works of authorship (including in any form or media) (whether or not copyrightable); (v) computer software programs (including source and object code), systems, data, databases and other compilations of information (and including all middleware, firmware, tools, applications and related documentation; (vi) disclosures, issuances, applications and registrations and any renewals thereof, and all extensions, modifications, reexaminations, renewals, divisions, continuations, continuations-in-part, reissues, restorations and reversions for or related to, as applicable, any of the foregoing; and (vii) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).
          “Wisconsin IP Contract” means any material Contract concerning Intellectual Property to which Wisconsin or any Wisconsin Subsidiary is a party.

          “Wisconsin IT Assets” means the computer software, firmware, middleware, servers, systems, networks, workstations, data communications lines, and all other information technology equipment, used by Wisconsin and the Wisconsin Subsidiaries.
          (a) Section 3.23(a) of the Wisconsin Disclosure Schedule sets forth a true and complete list of all the following that are owned by Wisconsin or any Wisconsin Subsidiary, indicating for each item if applicable, the registration or application number, the record owner and the applicable filing jurisdiction: (i) material patented or registered Intellectual Property and (ii) pending patent applications or applications for registration of other material Intellectual Property.
          (b) Either Wisconsin or a Wisconsin Subsidiary owns all right, title and interest in and to, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property material to their respective businesses as currently conducted (together with all Intellectual Property set forth in Section 3.23(a), collectively the “Wisconsin IP”) free and clear of any Liens (other than, for the avoidance of doubt, obligations to pay royalties or other amounts due under any licenses of Intellectual Property), and all such rights shall survive the consummation of the transactions contemplated in this Agreement on substantially similar terms as such rights existed prior to Closing. There are no pending or, to the Knowledge of Wisconsin, there have not been threatened within the past two years any, claims by any Person alleging infringement, misappropriation or other violation by Wisconsin or any Wisconsin Subsidiary of any other Person’s Intellectual Property that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Wisconsin. To the Knowledge of Wisconsin, the conduct of the business of Wisconsin and the Wisconsin Subsidiaries and use of the Wisconsin IP does not misappropriate, infringe or otherwise violate in any material respect any Intellectual Property of any other Person. Neither Wisconsin nor any Wisconsin Subsidiary has filed any claim for misappropriation, infringement or other violation by another Person of its rights in or to any of the Wisconsin IP within the past twenty-four (24) months. To the Knowledge of Wisconsin, no Person is misappropriating, infringing or otherwise violating any material Wisconsin IP.
          (c) Each Wisconsin IP Contract is valid and binding on Wisconsin and any Wisconsin Subsidiary to the extent such Subsidiary is a party thereto, as applicable, and in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). Neither Wisconsin nor any Wisconsin Subsidiary nor, to the Knowledge of Wisconsin, any other party, is in material breach or default under any such Wisconsin IP Contract. No party to any Wisconsin IP Contract has given Wisconsin or any Wisconsin Subsidiary written notice of its intention to cancel, terminate, change the scope of rights under, or fail to renew any Wisconsin IP Contract. The transactions contemplated by this Agreement will not place Wisconsin or any Wisconsin Subsidiary in material breach or default of any Wisconsin IP Contract, or trigger any material modification, termination or acceleration or cause any additional fees to be due thereunder.
          (d) Wisconsin and the Wisconsin Subsidiaries (i) take reasonable actions to protect, maintain and preserve the (A) operation and security of the Wisconsin IT Assets, (B) confidentiality of data, information, and Trade Secrets owned, held or used by Wisconsin or the

Wisconsin Subsidiaries, and (C) Intellectual Property material to their respective businesses (including by having and enforcing a policy that prior and current employees, consultants and agents with access to Trade Secrets execute non-disclosure and invention assignment agreements for the benefit of Wisconsin and/or the Wisconsin Subsidiaries), (ii) abide by all Laws regarding the collection, use, transfer and disclosure of personally identifiable and other confidential information, including customer and client information, and (iii) are not subject to any pending or, to the Knowledge of Wisconsin, threatened claim that alleges a material breach of any of the foregoing or inquiry by any Governmental Entity regarding the foregoing.
          (e) The Wisconsin IT Assets have not been interrupted or failed within the past three (3) years in a manner that materially impaired Wisconsin’s or the Wisconsin Subsidiaries’ ability to deliver Wisconsin’s core products and services to their respective customers. The Wisconsin IP is not subject to any material pending or outstanding Action or Order, and to the Knowledge of Wisconsin, there are no Actions or Orders threatened, that question or seek to cancel, limit, challenge or modify the ownership, validity, enforceability, registerability, patentability, use or right to use Wisconsin IP, or that would restrict, impair or otherwise materially adversely affect Wisconsin’s or the Wisconsin Subsidiaries’ use thereof or their rights thereto.
          3.24 Affiliate Transactions. To the Knowledge of Wisconsin, other than the Wisconsin Employment Agreements and any transaction under any Wisconsin Benefit Plan, there are no transactions, agreements, arrangements or understandings, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings, or series or related transactions, agreements, arrangements or understandings, between Wisconsin and/or any Wisconsin Subsidiary, on the one hand, and any current or former shareholder (who beneficially owns or owned five percent or more of the Wisconsin Common Stock), director, executive officer or other Affiliate (other than any Wisconsin Subsidiary on the date hereof) of Wisconsin, whether or not required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act. For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
          3.25 Wisconsin Ownership of Georgia Securities. Neither Wisconsin nor any Wisconsin Subsidiaries beneficially owns any shares of Georgia Common Stock or any options, warrants or other rights to acquire Georgia Common Stock.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF GEORGIA AND MERGER SUB
          Except (i) as disclosed in, and reasonably apparent from, any report, schedule, form or other document filed with, or furnished to, the SEC by Georgia and publicly available prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature), or (ii) as disclosed in a correspondingly numbered section of the disclosure schedule (the “Georgia Disclosure Schedule”) delivered by Georgia and Merger Sub to Wisconsin prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Georgia’s covenants contained herein; provided that, notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule shall not be deemed an admission that such item is required to be disclosed therein or represents a material exception or material fact, event or circumstance or that such item has had or is reasonably likely to have a Material Adverse Effect on Georgia or Merger Sub; provided, further, that the disclosure of any item in any section of the Georgia Disclosure Schedule shall be deemed disclosed with respect to any other section of the Georgia Disclosure Schedule to which such item is relevant, whether or not a specific cross reference appears, so long as the relevance is reasonably apparent from the face of such disclosure), Georgia and Merger Sub, jointly and severally, hereby represent and warrant to Wisconsin as follows:
          4.1 Corporate Organization. (a) Georgia is a corporation duly organized, validly existing under the Laws of the State of Georgia and in good standing with the Secretary of State of the State of Georgia. Georgia has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power and authority or to be so licensed and qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Georgia.
          (b) True and complete copies of the articles of incorporation (the “Georgia Articles”) and bylaws of Georgia (“Georgia Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Wisconsin.
          (c) Each Georgia Subsidiary (including Merger Sub) (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing (where such concept is recognized) in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate or similar power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) — (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Georgia. Merger Sub (x) was formed solely for the purposes of engaging in the transactions contemplated by this Agreement, (y) since its date of formation, has not engaged in any activities nor conducted its operation other than in connection with or as contemplated by this Agreement, and (z) is and will continue to be a direct and wholly owned Subsidiary of Georgia at all times through the Effective Time. True and complete copies of Merger Sub’s Certificate of Formation and LLC Agreement, in effect as of the date of this Agreement, have previously been made available to Wisconsin.
          4.2 Capitalization. (a) The authorized capital stock of Georgia consists of 600,000,000 shares of Georgia Common Stock, of which, as of March 26, 2009, 191,155,993 shares were issued and outstanding, and 200,000,000 shares of preferred stock, par value $.01 per share (the “Georgia Preferred Stock”), of which, as of the date hereof, no shares were issued and outstanding. As of March 26, 2009, 9,003,215 shares of Georgia Common Stock were held in Georgia’s treasury. As of the date hereof, no shares of Georgia Common Stock or Georgia Preferred Stock were reserved for issuance, except for under the employee and director stock plans of Georgia set forth on Section 4.11(a) of the Georgia Disclosure Schedule (the “Georgia Stock Plans”) and the Georgia ESPP. As of March 12, 2009, (i) 25,457,641 options to acquire shares of Georgia Common Stock (“Georgia Stock Options”) were outstanding pursuant to the Georgia Stock Plans or otherwise, (ii) 980,180 restricted shares of Georgia Common Stock (“Georgia Restricted Shares”) were outstanding pursuant to the Georgia Stock Plans or otherwise and (iii) 47,819 stock units in respect of Georgia Common Stock (“Georgia Stock Units”) were outstanding and unsettled pursuant to the Georgia Stock Plans or otherwise. All of the issued and outstanding shares of Georgia Common Stock have been, and all shares of Georgia Common Stock that may be issued pursuant to the Georgia Stock Plans will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The total equity interests in Merger Sub consist of 100 outstanding membership units (“Merger Sub Units”). All Merger Sub Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and are owned by Georgia free and clear of any Liens. Except pursuant to this Agreement and the Georgia Stock Plans, Georgia does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Georgia Common Stock or Merger Sub Units or any other equity securities of Georgia or Merger Sub or any securities representing the right to purchase or otherwise receive any shares of Georgia Common Stock or Merger Sub Units. Georgia has provided Wisconsin with a true and complete list of all Georgia Stock Options, Georgia Restricted Shares and Georgia Stock Units outstanding under the Georgia Stock Plans or otherwise as of March 12, 2009, the number of shares subject to each such award, the grant date of each such award, the vesting schedule of each such award and the exercise price for each such Georgia Stock Option; since March 12, 2009 through the date hereof, Georgia has not issued or awarded, or authorized the issuance or award of, any options, restricted stock or other equity-based awards under the Georgia Stock Plans or otherwise. The shares of Georgia Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid, nonassessable and free of preemptive rights.
          (b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Georgia are owned by Georgia, directly or indirectly, free and clear of any

Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary. No Georgia Subsidiary owns any Georgia Common Stock or other equity interest in Georgia.
          4.3 Authority; No Violation. (a) Georgia has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions by Georgia contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Georgia. The Board of Directors of Georgia has determined that this Agreement and the transactions contemplated hereby are in the best interests of Georgia and its shareholders and, subject to Section 6.11(c) hereof, has directed that the issuance of Georgia Common Stock in connection with the Merger be submitted to Georgia’s shareholders for approval at a duly held meeting of such shareholders and, except for the approval of such issuance by the affirmative vote of a majority of votes cast on such proposal at such meeting, provided that the total votes cast on such proposal represent a majority of the votes entitled to be cast on such proposal (the “Georgia Shareholder Approval”), no other corporate proceedings on the part of Georgia are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Georgia and (assuming due authorization, execution and delivery by Wisconsin) constitutes the valid and binding obligation of Georgia, enforceable against Georgia in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).
          (b) Merger Sub has full limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the managing member (being the sole member) of Merger Sub, and no other proceedings on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement by Merger Sub and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by Wisconsin) constitutes the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).
          (c) Neither the execution and delivery of this Agreement by Georgia or Merger Sub, nor the consummation by Georgia or Merger Sub of the transactions contemplated hereby, nor compliance by Georgia or Merger with any of the terms or provisions of this Agreement, will (i) assuming the Georgia Shareholder Approval is obtained, violate any provision of the Georgia Articles or the Georgia Bylaws or any equivalent organizational documents of any Georgia Subsidiary, (ii) violate any provision of Merger Sub’s Certificate of Formation or LLC Agreement or (iii) assuming that the consents, approvals and filings referred to in Section 4.4 shall have been duly obtained and/or made prior to the Effective Time and any waiting period required thereunder shall have been terminated or expired prior to the Effective Time, (A) violate any Law or Order applicable to Georgia, any Georgia Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, amendment or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Georgia or any Georgia Subsidiary under, any of the terms, conditions or provisions of any Contract to which Georgia or any Georgia Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (iii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Georgia.
          (d) Notwithstanding anything in this Agreement to the contrary, to the extent the accuracy of Georgia’s representations and warranties set forth in this Section 4.3 is based on the accuracy of Wisconsin’s representations and warranties in Section 3.25, Georgia’s representations and warranties in Section 4.3 shall be limited to the extent affected by any inaccuracy in Section 3.25.
          4.4 Consents and Approvals. Except for (i) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the Form S-4, and such reports under Sections 12, 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement, the Support Agreement and the transactions contemplated hereby and thereby, and obtaining from the SEC such orders as may be required in connection therewith, (ii) the filing of the Articles of Merger with the Department of Financial Institutions of the State of Wisconsin pursuant to the WBCL and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA, (iii) any notices or filings under the HSR Act and the termination or expiration of any applicable waiting period thereunder, and such other consents, approvals, filings or registrations as may be required under any foreign antitrust, merger control or competition Laws, (iv) such filings and approvals as are required to be made or obtained under the Securities Act and the securities or “Blue sky” Laws of various states in connection with the issuance of the shares of Georgia Common Stock pursuant to this Agreement, and approval of the listing of such Georgia Common Stock on the NYSE, (v) such filings, consents and approvals of Governmental Entities as may be set forth on Section 4.4 of the Georgia Disclosure Schedule, (vi) the Georgia Shareholder Approval, (vii) filings, if any, required as a result of the particular status of Wisconsin, (viii) such filings or notices required under the rules and regulations of the NYSE, and (ix) such other consents, approvals, filings or registrations the failure of which to be made or obtained, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Georgia, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Georgia or Merger Sub of this Agreement and (B) the consummation by Georgia or Merger Sub of the Merger and the other transactions contemplated by this Agreement.

          4.5 Reports. Since January 1, 2007, Georgia has timely filed all forms, documents, statements and reports required to be filed by it with the SEC under the Securities Act or the Exchange Act prior to the date hereof (the forms, documents, statements and reports filed with the SEC since January 1, 2007 and those filed with the SEC subsequent to the date of this Agreement under the Securities Act or the Exchange Act, if any, including any amendments thereto, the “Georgia Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseded filing prior to the date hereof, the Georgia Reports complied, and each of the Georgia Reports filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be. No Georgia Subsidiary is subject to the periodic reporting requirements of the Exchange Act. As of the time of filing with the SEC, none of the Georgia Reports so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Georgia Report has been amended or superseded by a later Georgia Report filed prior to the date hereof. Georgia has made available to Wisconsin correct and complete copies of all material correspondence with the SEC since January 1, 2007 and prior to the date hereof. To the Knowledge of Georgia, as of the date hereof, none of the Georgia Reports is the subject of any ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. For purposes of this Agreement, “Knowledge of Georgia” shall mean the actual knowledge of the Persons listed on Exhibit E.
          4.6 Financial Statements. Georgia has previously made available to Wisconsin copies of the consolidated balance sheet of Georgia and the Georgia Subsidiaries as of December 31, 2007 and 2008, and the related combined and consolidated statements of earnings, comprehensive earnings, shareholder’s equity and cash flows for the years then ended as reported in Georgia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Georgia 2008 10-K”) filed with the SEC under the Exchange Act, accompanied by the audit report of KPMG LLP, independent public accountants with respect to Georgia for the years ended December 31, 2006, 2007 and 2008. The December 31, 2008 consolidated balance sheet of Georgia (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of Georgia and the Georgia Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations, cash flows and changes in shareholders’ equity and consolidated financial position of Georgia and the Georgia Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in amounts consistent with past practice in the case of unaudited financial statements, which adjustments, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Georgia; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

          4.7 Broker’s Fees. Neither Georgia nor any Georgia Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Banc of America Securities and Goldman, Sachs & Co., all of the fees and expenses of which shall be the sole responsibility of Georgia; and a true and complete copy of each agreement with respect to such engagements has previously been made available to Wisconsin.
          4.8 Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or as publicly disclosed in the Forms 10-K, 10-Q and 8-K and any registration statements, proxy statements or prospectuses comprising the Georgia Reports filed prior to the date of this Agreement, (i) since December 31, 2008, (A) Georgia and the Georgia Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (B) there has not been any Material Adverse Effect with respect to Georgia; and (ii) since December 31, 2008 through the date hereof, there has not been:
          (a) any issuance or awards of Georgia Stock Options, Georgia Restricted Shares, Georgia Stock Units or other equity-based awards in respect of Georgia Common Stock to any director, officer or employee of Georgia or any of the Georgia Subsidiaries, other than in the ordinary course of business consistent with past practice;
          (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Georgia’s capital stock;
          (c) except as required by the terms of any Georgia Benefit Plans (as defined below) or by applicable Law, (i) any granting by Georgia or any of the Georgia Subsidiaries to any current or former director, officer or employee of any increase in compensation, bonus or other benefits, except for any such increases to employees who are not current directors or executive officers in the ordinary course of business consistent with past practice, (ii) any granting by Georgia or any of the Georgia Subsidiaries to any current or former director or executive officer of any increase in severance or termination pay, (iii) any entry by Georgia or any of the Georgia Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any current or former director or executive officer or (iv) any establishment, adoption, entry into, amendment or modification of any Georgia Benefit Plan;
          (d) any change in any material respect in accounting methods, principles or practices by Georgia affecting its assets, liabilities or business, other than changes after the date hereof to the extent required by a change in GAAP or regulatory accounting principles;
          (e) any material Tax election or change in or revocation of any material Tax election, material amendment to any Tax return, closing agreement with respect to a material amount of Taxes, or settlement or compromise of any material income Tax liability by Georgia or any of the Georgia Subsidiaries;

          (f) any material change in its investment or risk management or other similar policies; or
          (g) any agreement or commitment (contingent or otherwise) to do any of the foregoing.
          4.9 Legal Proceedings. (a) There are no (i) Actions pending (or, to the Knowledge of Georgia, threatened) against or affecting Georgia or any Georgia Subsidiary, or any of their respective properties, at law or in equity, or (ii) Orders against Georgia or any Georgia Subsidiary, in the case of each of clause (i) or (ii), which would, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Georgia. As of the date hereof, there is no Action pending against (or, to the Knowledge of Georgia, threatened against) Georgia that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger.
          (b) Neither Georgia nor any Georgia Subsidiary is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been since January 1, 2006, a recipient of any supervisory letter from, or has been ordered to pay any material civil money penalty by, or since January 1, 2006, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity, in each case that currently restricts in any material respect the conduct of its business (each, whether or not set forth in the Georgia Disclosure Schedule, a “Georgia Regulatory Agreement”), nor has Georgia or any Georgia Subsidiary been advised since January 1, 2006, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Georgia Regulatory Agreement.
          4.10 Taxes and Tax Returns. Each of Georgia and the Georgia Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it (all such Tax Returns being accurate and complete in all material respects), has timely paid or withheld all Taxes shown thereon as arising and has duly and timely paid or withheld all material Taxes that are due and payable or claimed to be due from it by United States federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Georgia’s most recent consolidated financial statements. Georgia and each Georgia Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither Georgia nor any Georgia Subsidiary has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. The United States federal income Tax Returns of Georgia and the Georgia Subsidiaries have been examined by the IRS for all years to and including 2007. All assessments for Taxes of Georgia or any Georgia Subsidiary due with respect to completed and settled examinations or any concluded litigation have been fully paid. There are no disputes, audits, examinations or proceedings pending, or claims asserted, for material Taxes upon Georgia or any Georgia Subsidiary. There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets of Georgia or any Georgia Subsidiary. Neither Georgia nor any Georgia Subsidiary is a party to or is bound by any

Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Georgia and the Georgia Subsidiaries and compensation agreements with Tax indemnification provisions that are in the range of ordinary practice for such agreements). Neither Georgia nor any Georgia Subsidiary (A) has been a member of an affiliated group filing a consolidated United States federal income Tax Return (other than a group the common parent of which was Georgia) or (B) has any material liability for the Taxes of any Person (other than Georgia or any Georgia Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise. Neither Georgia nor any Georgia Subsidiary has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither Georgia nor any Georgia Subsidiary has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding. Neither Georgia nor any Georgia Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Georgia is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          4.11 Employee Benefits. For purposes hereof, the following terms shall have the following meaning:
          “Georgia Benefit Plan” means any material employee benefit plan, program, policy, practice, or other arrangement (other than any Georgia Employment Agreement) providing benefits to any current or former employee, officer or director of Georgia or any Georgia Subsidiary or any beneficiary or dependent thereof that is sponsored or maintained by Georgia or any Georgia Subsidiary or to which Georgia or any Georgia Subsidiary contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, change of control or fringe benefit plan, program or policy.
          “Georgia Employment Agreement” means a contract, offer letter or agreement of Georgia or any Georgia Subsidiary with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which Georgia or any Georgia Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.
          “Georgia Plan” means any Georgia Benefit Plan other than a Multiemployer Plan and each Georgia Employment Agreement.
          (a) Section 4.11(a) of the Georgia Disclosure Schedule includes a true and complete list of all Georgia Benefit Plans and all material Georgia Employment Agreements.

          (b) With respect to each Georgia Plan, Georgia has delivered or made available to Wisconsin a true, correct and complete copy of: (i) each writing constituting a part of such Georgia Plan, including all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the IRS, if any. Georgia has delivered or made available to Wisconsin a true, correct and complete copy of each material Georgia Employment Agreement.
          (c) All contributions required to be made to any Georgia Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Georgia Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the financial statements to the extent required by GAAP. Each Georgia Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.
          (d) With respect to each Georgia Plan, Georgia and the Georgia Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all Laws applicable to such Georgia Plans. Each Georgia Plan has been administered in all material respects in accordance with its terms. To the Knowledge of Georgia, there is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Georgia Plan or the imposition of any material lien on the assets of Georgia or any Georgia Subsidiary under ERISA or the Code. Section 4.11(d) of the Georgia Disclosure Schedule identifies each Georgia Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Georgia Qualified Plans”). Each Georgia Qualified Plan (A)(i) has received a favorable determination letter from the IRS with respect to such qualification or (ii) is a standardized prototype plan that is the subject of a favorable opinion letter from the IRS on which Georgia is entitled to rely, and (B) unless clause (A)(ii) applies, has been submitted to the IRS for a determination letter within the applicable remedial amendment period under Section 401(b) of the Code or has a remedial amendment period that has not yet expired, and, to the Knowledge of Georgia, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Georgia Qualified Plan or the tax-exempt status of its related trust. Section 4.11(d) of the Georgia Disclosure Schedule identifies each trust funding any Georgia Plan which is intended to meet the requirements of Section 501(c)(9) of the Code, and each such trust meets such requirements and provides no disqualified benefits (as such term is defined in Code Section 4976(b)). None of Georgia and the Georgia Subsidiaries nor, to the Knowledge of Georgia, any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Georgia Plans or their related trusts, Georgia, any Georgia Subsidiary or, to the Knowledge of Georgia, any Person that Georgia or any Georgia Subsidiary has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

          (e) With respect to each Georgia Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and, (ii) except as would not have, individually or in the aggregate, a Material Adverse Effect: (A) the fair market value of the assets of such Georgia Plan equals or exceeds the actuarial present value of all accrued benefits under such Georgia Plan (whether or not vested) based on the assumptions used in the latest annual actuarial report for such plan; (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (C) all premiums to the PBGC have been timely paid in full; (D) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or would reasonably be expected to be incurred by Georgia or any Georgia Subsidiary or any of their respective ERISA Affiliates; and (E) to the Knowledge of Georgia, the PBGC has not instituted proceedings to terminate any such Georgia Plan and, to Georgia’s Knowledge, no condition exists which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Georgia Plan.
          (f) (i) No Georgia Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (ii) none of Georgia and the Georgia Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Georgia and the Georgia Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. To the Knowledge of Georgia, there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Georgia or any Georgia Subsidiary following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the Georgia Benefit Plans. Without limiting the generality of the foregoing, neither Georgia nor any Georgia Subsidiary, nor, to Georgia’s Knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.
          (g) Georgia and the Georgia Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Georgia and the Georgia Subsidiaries.
          (h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Georgia or any Georgia Subsidiary, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

          (i) Each Georgia Benefit Plan and each Georgia Employment Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been established and maintained in all material respects in accordance with the requirements of Section 409A of the Code and the Treasury Regulations thereunder.
          (j) No labor organization or group of employees of Georgia or any Georgia Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to Georgia’s Knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Each of Georgia and the Georgia Subsidiaries is in material compliance with all applicable Laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.
          4.12 Compliance with Law; Permits. (a) Georgia and each Georgia Subsidiary is, and at all times since the later of January 1, 2006 or its respective date of formation or organization has been, in material compliance with all applicable Laws and is not in material default under or in violation of any applicable Laws.
          (b) Georgia and the Georgia Subsidiaries are in possession of all material Permits necessary for Georgia and the Georgia Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Georgia Permits”). All Georgia Permits are in full force and effect. Georgia and the Georgia Subsidiaries are not, and since January 1, 2006 have not been, in material violation or breach of, or default under, any Georgia Permit.
          (c) This Section 4.12 does not relate to matters with respect to Taxes and Tax Returns (which are the subject of Section 4.10) and Employee Benefits (which are the subject of Section 4.11)
          4.13 Certain Contracts. (a) Except as set forth in the exhibit index to the Georgia 2008 10-K or as permitted pursuant to Section 5.3 hereof or as set forth on Section 4.13 of the Georgia Disclosure Schedule, neither Georgia nor any Georgia Subsidiary is a party to or bound by (i) any Contract relating to the incurrence or guarantee of Indebtedness by Georgia or any Georgia Subsidiary in an amount in excess in the aggregate of $60,000,000 (collectively, “Georgia Instruments of Indebtedness”), (ii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) any non-competition Contract, or any other agreement or obligation which purports to limit or restrict in any material respect (A) the ability of Georgia or its Subsidiaries to solicit customers or (B) the manner in which, or the localities in which, all or any portion of the business of Georgia and the Georgia Subsidiaries, including, following consummation of the transactions contemplated by this Agreement, Wisconsin and the Wisconsin Subsidiaries, is or would be conducted, (iv) any collective bargaining agreement, (v) any joint venture or partnership agreement related to the formation, creation, operation or management or any joint venture or partnership that is material to Georgia and the Georgia Subsidiaries, taken as a whole, (vi) any Contract that grants any right of first refusal or right of first offer or similar right that limits or purports to limit the ability of Georgia or any Georgia

Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (vii) any material Contract that contains a “most favored nation” clause providing preferential pricing to a third party, and (viii) any Contract not made in the ordinary course of business which (A) is material to Georgia and the Georgia Subsidiaries taken as a whole or (B) which would reasonably be expected to materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (the Contracts and obligations of the type described in clauses (i) through (viii), together with (x) all Georgia IP Contracts, (y) any Contract (or group of related Contracts with the same party) pursuant to which Georgia or any Georgia Subsidiary generated revenues of $35,000,000 or more in the 12 months ended December 31, 2008 or is expected to generate revenues of $35,000,000 or more in the 12 months ending December 31, 2009, and (z) any Contract (or group of related Contracts with the same party) that involves annual expenditures by Georgia and the Georgia Subsidiaries in excess of $35,000,000 in the 12 months ended December 31, 2008 or is expected to involve annual expenditures by Georgia and the Georgia Subsidiaries in excess of $35,000,000 in the 12 months ending December 31, 2009 (of which Contracts Georgia has provided true, correct and complete copies to Wisconsin prior to the date hereof) being referred to herein as “Georgia Material Contracts”).
          (b) Each Georgia Material Contract is valid and binding on Georgia (or, to the extent a Subsidiary of Georgia is a party, such Subsidiary) and, to the Knowledge of Georgia, any other party thereto and is in full force and effect and enforceable against Georgia or a Georgia Subsidiary, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). Neither Georgia nor any Georgia Subsidiary is in material breach or default under any Georgia Material Contract. Neither Georgia nor any Subsidiary of Georgia has received notice of any material violation or default under any Georgia Material Contract by any other party thereto. Prior to the date hereof, Georgia has made available to Wisconsin true and complete copies of all Georgia Material Contracts.
          4.14 Undisclosed Liabilities. Neither Georgia nor any Georgia Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) liabilities that are reflected or reserved against on the consolidated balance sheet of Georgia included in the Georgia 2008 10-K (including any notes thereto), (ii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2008, and (iv) liabilities that have not had and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Georgia.
          4.15 Environmental Liability. Except for matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Georgia, (i) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Georgia of any liability or obligation under Environmental Laws, or pending or, to the Knowledge of Georgia, threatened against Georgia; (ii) Georgia is not subject to any Order or party to any agreement, order, judgment, decree, letter or memorandum by or with any third party imposing any liability or obligation under any Environmental Laws; (iii) Georgia has complied and is in compliance with all Environmental Laws, including obtaining and complying with all Permits that may be required pursuant to Environmental Laws; and (iv) Georgia has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released, or exposed any person to any hazardous substance or waste, or owned or operated any property or facility contaminated by any hazardous substance or waste so as to give rise to any current or future liabilities under Environmental Laws.
          4.16 Real Property.
          (a) Each of Georgia and the Georgia Subsidiaries has good title free and clear of all Liens to all real property owned by such entities (the “Georgia Owned Properties”), except for Liens that do not materially detract from the present use of such real property.
          (b) A true and complete copy of each agreement pursuant to which Georgia or any Georgia Subsidiary leases any material real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Georgia Leases”) has heretofore been made available to Wisconsin. Each Georgia Lease is valid, binding and enforceable against Georgia or an applicable Georgia Subsidiary in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Georgia. There are no defaults by Georgia or any Georgia Subsidiary, as applicable, under any of the Georgia Leases which, in the aggregate, would result in the termination of such Georgia Leases and a Material Adverse Effect on Georgia. The consummation of the transactions contemplated by this Agreement will not cause defaults under the Georgia Leases, except for any such default which would not individually or in the aggregate, have a Material Adverse Effect on Georgia and the Georgia Subsidiaries taken as a whole.
          (c) The Georgia Owned Properties and the properties leased pursuant to the Georgia Leases (the “Georgia Leased Properties”) constitute all of the real estate on which Georgia and the Georgia Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on Georgia and the Georgia Subsidiaries taken as a whole.
          (d) A true and complete copy of each agreement pursuant to which Georgia or any Georgia Subsidiary leases any material real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Georgia Leases”) has heretofore been made available to Georgia. Each Third Party Georgia Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Georgia. There are no existing defaults by the tenant under any Third Party Georgia Lease which, in the aggregate, would result in the termination of such Third Party Georgia Leases except for any such default which would not reasonably be expected to result in a Material Adverse Effect on Georgia and the Georgia Subsidiaries taken as a whole.
          4.17 State Takeover Laws. Each of Georgia and Merger Sub has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Wisconsin with its obligations hereunder and the accuracy of the representations and warranties made by Wisconsin herein, no “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state anti-takeover statute or regulation, nor any takeover-related provision in the Georgia Articles or the Georgia Bylaws, would (i) prohibit or restrict Georgia’s or Merger Sub’s ability to perform their respective obligations under this Agreement, any related agreement, the Support Agreement, or the Articles of Merger or their ability to consummate the transactions contemplated hereby and thereby, (ii) have the effect of invalidating or voiding this Agreement, the Support Agreement or the Articles of Merger, or any provision hereof or thereof, or (iii) subject Wisconsin to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Articles of Merger.
          4.18 Reorganization. As of the date of this Agreement, neither Georgia nor Merger Sub is aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
          4.19 Internal Controls. (a) None of Georgia or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Georgia and the Georgia Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
          (b) Georgia (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Georgia (including the Georgia Subsidiaries), is made known to the chief executive officer and the chief financial officer of Georgia by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Georgia’s outside auditors and the Audit Committee of the Board of Directors of Georgia (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Georgia’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Georgia’s internal controls over financial reporting. These disclosures were made in writing by management to Georgia’s auditors and the Audit Committee of the Board of Directors of Georgia and a copy has previously been made available to Georgia. As of the date hereof, to the Knowledge of Georgia, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
          (c) Since December 31, 2005 through the date hereof, (i) neither Georgia nor any Georgia Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Georgia or any Georgia Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Georgia or any Georgia Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Georgia or any Georgia Subsidiary, whether or not employed by Georgia or any Georgia Subsidiary, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Georgia or any of its officers, directors, employees or agents to the Board of Directors of Georgia or any committee thereof or to any director or officer of Georgia.
          4.20 Intellectual Property. For purposes of this Agreement, the following terms shall have the following meanings:
          “Georgia IP Contract” means any material contract concerning Intellectual Property to which Georgia or any Georgia Subsidiary is a party.
          “Georgia IT Assets” means the computer software, firmware, middleware, servers, systems, networks, workstations, data communications lines, and all other information technology equipment, used by Georgia and the Georgia Subsidiaries.
          (a) Section 4.20(a) of the Georgia Disclosure Schedule sets forth a true and complete list of all the following that are owned by Georgia or any Georgia Subsidiary, indicating for each item if applicable, the registration or application number, the record owner and the applicable filing jurisdiction: (i) material patented or registered Intellectual Property and (ii) pending patent applications or applications for registration of other material Intellectual Property.
          (b) Either Georgia or a Georgia Subsidiary owns all right, title and interest in and to, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property material to their respective businesses as currently conducted (together with all Intellectual Property set forth in Section 4.20(a), collectively the “Georgia IP”) free and clear of any Liens (other than, for the avoidance of doubt, obligations to pay royalties or other amounts due under any licenses of Intellectual Property), and all such rights shall survive the consummation of the transactions contemplated in this Agreement on substantially similar terms as such rights existed prior to Closing. There are no pending or, to the Knowledge of Georgia, there have not been threatened within the past two years any, claims by any Person alleging infringement, misappropriation or other violation by Georgia or any Georgia Subsidiary of any other Person’s Intellectual Property that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Georgia. To the Knowledge of Georgia, the conduct of the business of Georgia and the Georgia Subsidiaries and use of the Georgia IP does not misappropriate, infringe or otherwise violate in any material respect any Intellectual Property of any other

Person. Neither Georgia nor any Georgia Subsidiary has filed any claim for misappropriation, infringement or other violation by another Person of its rights in or to any of the Georgia IP within the past twenty-four (24) months. To the Knowledge of Georgia, no Person is misappropriating, infringing or otherwise violating any material Georgia IP.
          (c) Each Georgia IP Contract is valid and binding on Georgia and any Georgia Subsidiary to the extent such Subsidiary is a party thereto, as applicable, and in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). Neither Georgia nor any Georgia Subsidiary nor, to the Knowledge of Georgia, any other party, is in material breach or default under any such Georgia IP Contract. No party to any Georgia IP Contract has given Georgia or any Georgia Subsidiary written notice of its intention to cancel, terminate, change the scope of rights under, or fail to renew any Georgia IP Contract. The transactions contemplated by this Agreement will not place Georgia or any Georgia Subsidiary in material breach or default of any Georgia IP Contract, or trigger any material modification, termination or acceleration or cause any additional fees to be due thereunder.
          (d) Georgia and the Georgia Subsidiaries (i) take reasonable actions to protect, maintain and preserve the (A) operation and security of the Georgia IT Assets, (B) confidentiality of data, information, and Trade Secrets owned, held or used by Georgia or the Georgia Subsidiaries, and (C) Intellectual Property material to their respective businesses (including by having and enforcing a policy that prior and current employees, consultants and agents with access to Trade Secrets, execute non-disclosure and invention assignment agreements for the benefit of Georgia and/or the Georgia Subsidiaries), (ii) abide by all Laws regarding the collection, use, transfer and disclosure of personally identifiable and other confidential information, including customer and client information, and (iii) are not subject to any pending or, to the Knowledge of Georgia, threatened claim that alleges a material breach of any of the foregoing or inquiry by any Governmental Entity regarding the foregoing.
          (e) The Georgia IT Assets have not been interrupted or failed within the past three (3) years in a manner that materially impaired Georgia or the Georgia Subsidiaries’ ability to deliver Georgia’s core products and services to their respective customers. The Georgia IP is not subject to any material pending or outstanding Action or Order, and to the Knowledge of Georgia, there are no Actions or Orders threatened, that question or seek to cancel, limit, challenge or modify the ownership, validity, enforceability, registerability, patentability, use or right to use Georgia IP, or that would restrict, impair or otherwise materially adversely affect Georgia’s or the Georgia Subsidiaries’ use thereof or their rights thereto.
          4.21 Insurance. Georgia and the Georgia Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. To the Knowledge of Georgia, neither Georgia nor any Georgia Subsidiary is in material breach or material default of any insurance policies maintained by Georgia or any Georgia Subsidiary or has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default or permit termination (prior to the scheduled termination or expiration thereof) or modification of any such insurance policies. To the Knowledge of Georgia, neither Georgia nor any Georgia Subsidiary has received any notice of termination or cancellation (prior to the scheduled termination or expiration thereof) or denial of coverage with respect to any such insurance policy.
          4.22 Georgia Information. The information relating to Georgia or any Georgia Subsidiary to be included or incorporated by reference in the Joint Proxy Statement and the Form S-4 will not, at the time the Form S-4 is declared effective, the time the Joint Proxy Statement is first mailed to shareholders of Wisconsin and Georgia and the time of the Wisconsin Shareholders Meeting and the Georgia Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The information relating to Georgia or any Georgia Subsidiary that is provided or to be provided by Georgia or its representatives for inclusion in any document (other than the Form S-4) filed with any other Governmental Entity in connection with the transactions contemplated by this Agreement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents that Georgia is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated hereby (including the Joint Proxy Statement and the Form S-4) (except for such portions thereof that relate only to Wisconsin or any of its Subsidiaries) will comply as to form and substance in all material respects with the provisions of the Securities Act and the Exchange Act.
          4.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of Georgia has received an opinion from each of Banc of America Securities and Goldman, Sachs & Co. to the effect that as of the date of each such opinion and based upon and subject to the matters set forth in each such opinion, the Exchange Ratio is fair to Georgia from a financial point of view. Such opinions have not been amended or rescinded as of the date of this Agreement.
          4.24 Affiliate Transactions. To the Knowledge of Georgia, other than the Georgia Employment Agreements and any transaction under any Georgia Benefit Plan, there are no transactions, agreements, arrangements or understandings, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings, or series or related transactions, agreements, arrangements or understandings, between Georgia and/or any Georgia Subsidiary, on the one hand, and any current or former shareholder (who beneficially owns or owned five percent or more of the Georgia Common Stock), director, executive officer or other Affiliate (other than any Subsidiary of Georgia on the date hereof) of Georgia, whether or not required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act.
          4.25 Georgia Ownership of Wisconsin Securities. Neither Georgia nor any Georgia Subsidiaries beneficially owns any shares of Wisconsin Common Stock or any options, warrants or other rights to acquire Wisconsin Common Stock. Neither Georgia nor Merger Sub is, or will become prior to the Effective Time, a “significant shareholder” or an “interested stockholder” with respect to Wisconsin within the meaning of Section 180.1130(11) and Section 180.1140(8), respectively, of the WBCL.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
          5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, each of Georgia and Wisconsin shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including relationships with its customers and suppliers) and retain the services of its key officers and key employees and (iii) take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the parties to obtain, any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.
          5.2 Forbearances. Without limiting the generality of Section 5.1 above, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Wisconsin Disclosure Schedule or the Georgia Disclosure Schedule, as applicable, and except as expressly contemplated or permitted by this Agreement, neither Wisconsin nor Georgia shall, and neither Wisconsin nor Georgia shall permit any Wisconsin Subsidiary or Georgia Subsidiary, as applicable, to, without the prior written consent of Georgia or Wisconsin, as applicable, which shall not be unreasonably withheld, delayed or conditioned:
          (a) (i) other than dividends and distributions by a direct or indirect Subsidiary to such party or any direct or indirect wholly owned Subsidiary of such party, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of stock options or settlement of stock units that are outstanding as of the date hereof in accordance with their present terms, or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or other securities or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities (other than the withholding of shares of common stock to satisfy the exercise price or Tax withholding upon the exercise of stock options, vesting of restricted shares or settlement of stock units, in each case that are outstanding as of the date hereof in accordance with their present terms and such party’s practices as of the date hereof);
          (b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities, including any restricted shares of its common stock, or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including any stock options and unit awards (other than the issuance of its common stock upon the exercise of stock options, vesting of restricted shares or settlement of stock units, in each case that are outstanding as of the date hereof in accordance with their present terms);

          (c) amend its articles of incorporation, by-laws or other comparable organizational documents or the organizational documents of any of its Subsidiaries;
          (d) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets, except for acquisitions of inventory or other similar assets in the ordinary course of business consistent with past practice;
          (e) sell, assign, transfer, lease, license, mortgage or otherwise encumber or subject to any Lien (other than Liens in connection with any Indebtedness permitted under Section 5.2(f)), or otherwise dispose of (i) any of its properties or assets or create any security interest in such assets or properties other than in the ordinary course of business consistent with past practice, or (ii) any Wisconsin IP owned by Wisconsin or the Wisconsin Subsidiaries or any Georgia IP owned by Georgia or the Georgia Subsidiaries, as applicable, except for non-exclusive licenses of Intellectual Property made in the ordinary course of business consistent with past practice;
          (f) except for borrowings under existing credit facilities (or renewals, extensions or replacements therefor that do not increase the aggregate amount available thereunder and that do not provide for any termination fees or penalties, prohibit pre-payments or provide for any pre-payment penalties, or contain any like provisions limiting or otherwise affecting the ability of such party or its applicable Subsidiaries or successors from terminating or pre-paying such facilities, or contain financial terms less favorable, in the aggregate, than existing credit facilities, and as they may be so renewed, extended or replaced) that are incurred in the ordinary course of business consistent with past practice, or for borrowings or other lines of credit or refinancing of indebtedness outstanding on the date hereof in additional amounts not to exceed $2,000,000, or Indebtedness owed by any wholly owned Subsidiary to such party or any other wholly owned Subsidiary of such party, incur, redeem, prepay, defease, cancel, or modify the terms of, any Indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person (other than any of its wholly owned Subsidiaries), or make any loans or advances to any Person other than its wholly owned Subsidiaries and as a result of ordinary advances and reimbursements to employees;
          (g) change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the date hereof, except as required by changes in GAAP or regulatory accounting principles;
          (h) enter into any new line of business or change in any material respect its operating, asset liability, investment or risk management or other similar policies of its or any of its Subsidiaries;
          (i) make any investment in excess of $1,000,000 in the aggregate, whether by purchase of stock or securities, contributions to capital, property transfers, or entering into binding agreements with respect to any such investment or acquisition;

          (j) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;
          (k) except as expressly permitted by any other provision of this Section 5.2 or as set forth in the Wisconsin Disclosure Schedule or the Georgia Disclosure Schedule, terminate or waive any material provision of any Wisconsin Material Contract or Georgia Material Contract, as applicable, other than normal renewals of such Contracts without materially adverse changes, additions or deletions of terms, or enter into or renew any agreement or contract or other binding obligation of such party or its Subsidiaries containing (i) any restriction on the ability of such party and its Subsidiaries, or, after the Merger, Georgia and the Georgia Subsidiaries, to conduct their business as it is presently being conducted or currently contemplated to be conducted after the Merger or (ii) any restriction on such party or its Subsidiaries, or, after the Merger, Georgia and the Georgia Subsidiaries, in engaging in any type or activity or business;
          (l) (i) incur any capital expenditures or (ii) enter into any Contract obligating such party to make capital expenditures, except in the case of (i) or (ii) for capital expenditures not to exceed the amounts set forth in such party’s existing plan for annual capital expenditures for 2009, which plan has been made available to the other party prior to the date hereof;
          (m) except as required by agreements or instruments in effect on the date hereof, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity in which such party directly or indirectly holds any equity or ownership interest on the date hereof;
          (n) except as required by the terms of Wisconsin Benefit Plans or Wisconsin Employment Agreements, or the terms of Georgia Benefit Plans or Georgia Employment Agreements, as applicable, as in effect on the date hereof or as required by applicable Law or as provided by this Agreement, (i) grant or pay to any current or former director, officer, employee or consultant of Wisconsin or any Wisconsin Subsidiary any increase in compensation, except for annual or promotional salary or wage increases in the ordinary course of business consistent with past practice not to exceed, in the aggregate for all such increases, 1% of the aggregate wage and salary expense for the prior year to Wisconsin and its Subsidiaries on a consolidated basis, (ii) grant, pay, promise to pay, or enter into any Wisconsin Benefit Plan or Wisconsin Employment Agreement to pay, to any current or former director, officer, employee, consultant or service provider of Wisconsin or any Wisconsin Subsidiary any severance or termination pay or any increase in severance or termination pay, (iii) increase the compensation or benefits provided under any Wisconsin Benefit Plan or Wisconsin Employment Agreement, (iv) modify the terms of any equity-based award granted under any Wisconsin Stock Plan, (v) make any discretionary contributions or payments with respect to any Wisconsin Benefit Plan or Wisconsin Employment Agreement to any trust or other funding vehicle, (vi) accelerate the payment or vesting of any payment or benefit provided or to be provided to any director, officer, employee or consultant of Wisconsin or any Wisconsin Subsidiary or otherwise pay any amounts not due such individual, (vii) enter into any new or amend or modify any existing Wisconsin Employment Agreement (or agreement that would be a Wisconsin Employment Agreement if in effect on the date hereof), other than employment agreements for new hires with total compensation not to exceed $200,000, (viii) establish any new or amend or modify any existing Wisconsin Benefits Plans (or plans that would be a Wisconsin Benefit Plan if in effect on the date hereof); or (ix) establish, adopt or enter into any collective bargaining agreement;
          (o) agree or consent to any agreement or material modifications of any existing agreements with any Governmental Entity that restricts or otherwise affects the operations of its business in any material respect, except as required by applicable Laws;
          (p) except as set forth in the Wisconsin Disclosure Schedule or the Georgia Disclosure Schedule, pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise (i) in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $1,000,000 individually or $2,000,000 in the aggregate, and that does not create binding precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, or (ii) pursuant to the terms of any Contract in effect on the date hereof (copies of which have been provided to the other party prior to the date hereof);
          (q) take any action, or knowingly fail to take any action within its control, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
          (r) let lapse, fail to maintain, abandon or cancel any applied for, patented or registered Wisconsin IP owned by Wisconsin or any Wisconsin Subsidiary or any registered Georgia IP owned by Georgia or any Georgia Subsidiary;
          (s) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of such party or any of its Subsidiaries;
          (t) fail to maintain in full force and effect the material insurance policies covering such party and its Subsidiaries and their respective properties, assets and business in a form and amount consistent with past practices;
          (u) take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or
          (v) commit or agree to take any of the actions contemplated by Sections 5.2(a) to (u) above.
          5.3 No Control of the Other Party’s Business. Nothing contained in this Agreement shall give Georgia, directly or indirectly, the right to control or direct the operations of Wisconsin or shall give Wisconsin, directly or indirectly, the right to control or direct the operations of Georgia prior to the Effective Time. Prior to the Effective Time, each of

Wisconsin and Georgia shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
ARTICLE VI
ADDITIONAL AGREEMENTS
          6.1 Regulatory Matters. (a) Georgia and Wisconsin shall promptly prepare and file with the SEC the Joint Proxy Statement and Georgia shall promptly prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Georgia and Wisconsin shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of the parties shall thereafter mail or deliver the Joint Proxy Statement to its respective shareholders as soon as practicable. Georgia shall file the opinions described in Sections 7.2(c) and 7.3(c) with the SEC by post-effective amendment to the Form S-4. Georgia shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Wisconsin shall furnish all information concerning it and the holders of its common stock as may be reasonably requested in connection with any such action. Each of Georgia and Wisconsin shall, as promptly as reasonably practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement and/or the Form S-4 received from the SEC. Each party shall also advise the other party, as promptly as reasonably practicable after receipt of notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, or the suspensions of the qualification of the Georgia Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement and the Form S-4 prior to filing such with the SEC and will provide each other with a copy of all such filings with the SEC to the extent not otherwise publicly available. If at any time prior to the Effective Time, Georgia or Wisconsin has Knowledge of any information relating to Georgia or Wisconsin, or any of their respective officers, directors or other Affiliates, which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and, to the extent required by applicable Laws, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required under applicable Law, disseminated to the shareholders of Georgia and Wisconsin. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement or the Form S-4 shall be made without the approval of both Georgia and Wisconsin, which approval shall not be unreasonably withheld, delayed or conditioned; provided that Wisconsin, in connection with a Change in Wisconsin Recommendation, and Georgia, in connection with a Change in Georgia Recommendation, may amend or supplement the Joint Proxy Statement and/or the Form S-4 (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a change, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its Board of Directors’ deliberations and conclusions to be accurately described. A “Qualifying Amendment” means an amendment or supplement to the Joint Proxy Statement or the Form S-4 (including by incorporation by reference) to the extent that it contains (i) a Change in Wisconsin Recommendation or a Change in Georgia Recommendation (as the case may be), (ii) a statement of the reasons of the Board of Directors of Wisconsin or Georgia (as the case may be) for making such Change in Wisconsin Recommendation or a Change in Georgia Recommendation (as the case may be) and (iii) additional information reasonably related to the foregoing.
          (b) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation (including Notification and Report Forms required under the HSR Act and any applicable Laws in foreign jurisdictions governing antitrust or merger control matters), to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits, consents, approvals, clearances and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act and any applicable Laws in foreign jurisdictions governing antitrust or merger control matters, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any applicable Laws in foreign jurisdictions governing antitrust or merger control matters and to comply with the terms and conditions of all such Permits, consents, approvals, clearances and authorizations of all such Governmental Entities. Each of Wisconsin and Georgia shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Wisconsin or Georgia, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all Permits, consents, approvals, clearances and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Wisconsin or Georgia, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require Georgia or Wisconsin to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing Permits, consents, approvals, clearances and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to Wisconsin and the Wisconsin Subsidiaries, taken as a whole) on Georgia, Wisconsin or the Surviving Company (a “Materially Burdensome Condition”). In addition, Wisconsin and Georgia agree to cooperate and use their reasonable best efforts to prepare and file such petitions and filings, and to obtain such permits, consents, approvals, clearances and authorizations of third parties and

Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of the Wisconsin Subsidiaries and the Georgia Subsidiaries following consummation of the Merger.
          (c) Subject to the provisos contained in Section 6.1(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement, each of Wisconsin and Georgia shall cooperate in all respects with the other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.1 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) or 8.1(c) so long as such party has, prior to such termination, complied with its obligations under this Section 6.1.
          (d) Each of Georgia and Wisconsin shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Georgia, Wisconsin or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
          (e) Each of Georgia, Merger Sub and Wisconsin shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Approval will not be obtained or that the receipt of any such approval may be materially delayed, and, to the extent permitted by applicable Law, shall promptly (and in any event within 24 hours) provide the other party with a copy of such communication.
          (f) Each of Georgia and Wisconsin shall give the other party the opportunity to participate in the defense or settlement of any shareholder litigation against such party and its directors relating to the Merger and the other transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without the other party’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.
          6.2 Access to Information. (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of Wisconsin and Georgia shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause its Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other may reasonably request. Each of Wisconsin and Georgia shall, and shall cause each of its Subsidiaries to, provide to the other party a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal securities Laws. Neither Wisconsin nor Georgia nor any of their Subsidiaries shall be required to provide access to or to disclose information where such party determines in good faith, after consultation with legal counsel, that such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, Order or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
          (b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of August 15, 2008 (the “Confidentiality Agreement”).
          (c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.
          6.3 Shareholder Approval. Wisconsin and Georgia shall each call a meeting of their respective shareholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite shareholder approval required in connection with this Agreement and the Merger (the “Wisconsin Shareholder Meeting” and the “Georgia Shareholder Meeting,” respectively), and each shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. Wisconsin and Georgia shall each use their reasonable best efforts to cause the Wisconsin Shareholder Meeting and the Georgia Shareholder Meeting to be held on the same day. The Board of Directors of Wisconsin has resolved to recommend to Wisconsin’s shareholders that such shareholders vote in favor of the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby (the “Wisconsin Recommendation”). Unless the Board of Directors of Wisconsin has effected a Change in Wisconsin Recommendation or terminated this Agreement, in each case in accordance with Section 6.11(c), or as otherwise directed in writing by Georgia, this Agreement and the Merger shall be submitted to the shareholders of Wisconsin at the Wisconsin Shareholder Meeting for the purpose of obtaining the Wisconsin Shareholder Approval, and Wisconsin and its Board of Directors shall use reasonable best efforts to obtain the Wisconsin Shareholder Approval. The Board of Directors of Georgia has resolved to recommend to its shareholders that such shareholders vote in favor of the approval of the issuance of shares of Georgia Common Stock in connection with the Merger (the “Georgia Recommendation”). Unless the Board of Directors of Georgia has effected a Change in Georgia Recommendation or terminated this Agreement, in each case in accordance with Section 6.11(c), or as otherwise directed in writing by Wisconsin, such share issuance proposal shall be submitted to the shareholders of Georgia at the Georgia Shareholder Meeting for the purpose of obtaining the Georgia Shareholder Approval, and Georgia and its Board of Directors shall use reasonable best efforts to obtain the Georgia Shareholder Approval.
          6.4 Legal Conditions to Merger. Subject to Section 6.1(b), each of Georgia and Wisconsin shall, and shall cause its Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger, to cause the conditions set forth in Article VII to be satisfied and to consummate the transactions contemplated by this Agreement in a reasonably expeditious manner (including, in the case of Georgia, using reasonable best efforts to take such steps as may be necessary to refinance the outstanding Indebtedness of Wisconsin as of the Effective Time, and in the case of Wisconsin, using reasonable best efforts to cooperate with and take such steps as may be reasonably requested by Georgia in connection therewith), and (ii) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Wisconsin or Georgia or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, the parties hereto shall cooperate and use their reasonable best efforts in order for Wisconsin to obtain the opinions of Kirkland & Ellis LLP described in Sections 7.1(g)(i) and 7.3(c) and for Georgia to obtain the opinions of Deloitte Tax LLP described in Sections 7.1(g)(ii) and 7.2(c). In connection therewith, both of Wisconsin and Georgia (together with Merger Sub) shall deliver to Kirkland & Ellis LLP and Deloitte Tax LLP, as applicable, representation letters, dated and executed as of the dates of such opinions, in a form reasonably acceptable to Kirkland & Ellis LLP and Deloitte Tax LLP, as applicable.
          6.5 NYSE Listing. Georgia shall cause the shares of Georgia Common Stock to be issued in the Merger (including Assumed Restricted Shares) and such other shares of Georgia Common Stock to be reserved for issuance in connection with the Merger (including shares of Georgia Common Stock to be issued upon the exercise of Assumed Stock Options or the settlement of Assumed Stock Units and shares of Georgia Common Stock to be issued pursuant to the SPR Agreement) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.
          6.6 Employee Matters. (a) From the Effective Time through December 31, 2009, the employees of Wisconsin and the Wisconsin Subsidiaries who are employed by Georgia, the Surviving Company or any of their Affiliates as of the Effective Time and who remain employed with Georgia, the Surviving Company or any of their Affiliates thereafter (the “Assumed Employees”) will be offered compensation and employee benefits that are substantially comparable in the aggregate to the compensation and employee benefits provided to such employees immediately prior to the Effective Time (excluding equity-based compensation (including benefits under an employee stock purchase plan) and subject to Section 6.6(e), benefits under a tax qualified retirement plan and 401(k) plan); provided that: (i) continued participation and coverage following the Effective Time under the Wisconsin Benefit Plans as in effect immediately prior to the Effective Time shall be deemed to satisfy the obligations under this sentence, it being understood that the Assumed Employees may commence participating in the comparable Georgia benefit plans on different dates following the Effective Time with respect to different comparable Georgia benefit plans; (ii) the foregoing shall not apply to Assumed Employees who have entered into or will enter into an individual employment agreement with Georgia or any Georgia Subsidiary; (iii) from the Effective Time through the first anniversary of the Effective Time, Georgia shall, and shall cause the Georgia Subsidiaries (including Wisconsin and the Wisconsin Subsidiaries following the Effective Time) to, provide each employee of Wisconsin and the Wisconsin Subsidiaries as of the Effective Time (whether or not such employee is an Assumed Employee) with severance and other separation benefits that are no less favorable than those provided by Wisconsin and the Wisconsin Subsidiaries to employees of Wisconsin and the Wisconsin Subsidiaries as of immediately prior to the Effective Time (it being understood that the provision of severance and other separation benefits under and in accordance with the terms of an Wisconsin Benefit Plan applicable to Assumed Employee immediately prior to the Effective Time or as approved by the President and Chief Executive Officer of Georgia (as of the Effective Time) shall be deemed to satisfy the obligations under this Section 6.6(a)(iii)); (iv) there shall be no requirement that such Assumed Employees receive grants of equity based compensation; (v) Assumed Employees shall become first eligible to participate in the employee stock purchase plan of Georgia as of the first business day in January 2010 in accordance with its terms; and (vi) the Assumed Employees shall be eligible to participate in a Georgia DC Plan on the same basis as similarly-situated employees of Georgia (provided that if an Assumed Employee was eligible to participate in a Wisconsin DC Plan as of immediately prior to the Closing Date, such Assumed Employee shall be immediately eligible to participate in accordance with its terms in the applicable Georgia DC Plan as of the Effective Time). Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be deemed to guarantee employment for any period of time for, or preclude the ability of the Surviving Company to terminate, any Assumed Employee for any reason.
          (b) Georgia shall cause each Georgia benefit plan in which Assumed Employees are eligible to participate to take into account for purposes of eligibility, vesting and benefit accruals under the Georgia benefit plans (including employee stock purchase, vacation, sick pay, severance and retirement plans, but excluding benefit accruals under any of Georgia’s tax-qualified and non-qualified pension plans) the service of such employees with Wisconsin and the Wisconsin Subsidiaries (and any predecessor entities) to the same extent as such service was credited for such purpose by Wisconsin and the Wisconsin Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service or with respect to newly implemented plans for which prior service is not taken into account or with respect to plans for which participation, service and/or benefit accrual is frozen. Nothing herein shall limit the ability of Georgia, Merger Sub or the Surviving Company to amend or terminate any of the Wisconsin Benefit Plans or Georgia Benefits Plans in accordance with their terms at any time.
          (c) At and following the Effective Time, Georgia will cause the Surviving Company to honor the accrued and vested obligations of Wisconsin or any Wisconsin Subsidiary as of the Effective Time under the provisions of the Wisconsin Benefit Plans and Wisconsin Employment Agreements, provided that this provision shall not prevent the Surviving Company from amending, suspending or terminating any such plans or agreements to the extent permitted by the respective terms of such plans or agreement. Nothing contained in this Agreement shall constitute or be deemed to be an amendment to any Wisconsin Benefit Plan, Wisconsin Employment Agreement, Georgia Benefit Plan, Georgia Employment Agreement or any other compensation or benefit plan, program or arrangement of Georgia, Wisconsin or any of their respective Subsidiaries.
          (d) If Assumed Employees become eligible to participate in a life, disability, medical, dental or other health care insurance plan of Georgia or its Subsidiaries, Georgia shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable life, disability, medical, health or dental plans of Georgia, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time for the year in which the Effective Time or participation in such life, disability, medical, dental or other health care insurance plan of Georgia, as applicable, occurs, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous life, disability, medical, dental or other health care insurance plan of Wisconsin prior to the Effective Time for the year in which the Effective Time or participation in such life, disability, medical, dental or health care insurance plan of Georgia, as applicable, occurs.
          (e) Effective as of immediately prior to the Closing Date (the “DC Termination Date”), and subject to the Effective Time actually occurring, Wisconsin shall, or shall cause a Wisconsin Subsidiary, to (i) terminate all Wisconsin Qualified Plans that are defined contribution plans, as defined under Section 3(34) of ERISA (each a “Wisconsin DC Plan”); (ii) contribute to each such Wisconsin DC Plan on or as soon as practicable following the DC Termination Date all contributions required to be made for periods prior to the DC Termination Date on behalf of participants in each such Wisconsin DC Plan; (iii) cause the account balances of all participants in each Wisconsin DC Plan to be fully vested as of the DC Termination Date; and (iv) take any actions necessary to ensure that the account balances of participants in each Wisconsin DC Plan are distributable from the Wisconsin DC Plan on or as promptly as administratively practicable after the DC Termination Date or, if an application for a favorable determination letter from the IRS regarding the qualified status of the Wisconsin DC Plan upon termination has been made, after the receipt of such favorable determination letter. Georgia shall cause each Assumed Employee who was a participant in a Wisconsin DC Plan and who has an account balance under such Wisconsin DC Plan to be permitted to elect a “direct rollover” of such Assumed Employee’s account balance (including promissory notes evidencing all outstanding loans) from the applicable Wisconsin DC Plan to a Georgia Qualified Plan that is a defined contribution plan within the meaning of Section 3(34) of ERISA (a “Georgia DC Plan”) subject to and provided that, Georgia or the proper fiduciaries of the applicable Georgia DC Plan become reasonably satisfied, consistent with the regulations under Section 401(a)(31) of the Code and ERISA, that the applicable Wisconsin DC Plan meets the requirements for qualification under Section 401(a) of the Code and the requirements of the Georgia DC Plan.
          (f) Notwithstanding the foregoing, following the Closing, Georgia shall, or shall cause the Georgia Subsidiaries (including the Surviving Company and the Wisconsin Subsidiaries) to, assume the Employee Matters Agreement, dated as of April 3, 2007, between Wisconsin, Metavante Corporation, New M&I Corporation and Marshal & Ilsley Corporation, as amended by Amendment No 1 to the Employee Matters Agreement, dated as of August 21, 2007, between Wisconsin, Metavante Corporation, New M&I Corporation and Marshall & Ilsley Corporation.
          (g) Each Assumed Employee shall be eligible to receive an annual bonus in respect of 2009 equal to the sum of (x) with respect to the period commencing January 1, 2009 and ending on the Closing Date (“Pre-Closing Period”), the amount earned by such Assumed Employee and accrued and reserved on Wisconsin’s financial statements for such Assumed Employee during such period as of immediately prior to the Closing Date based on the actual performance of Wisconsin and such Assumed Employee through the Closing Date in accordance with the terms and conditions of the applicable short-term incentive plan of Wisconsin in which the Assumed Employee is a participant and (y) with respect to the period commencing on the day following the Closing Date and ending on December 31, 2009 (“Post-Closing Period”), an amount determined in accordance with a short-term incentive plan of Georgia during such period, based on the combined performance of Georgia and Wisconsin and such Assumed Employee’s performance (the sum of (x) and (y) with respect to each Assumed Employee, such Assumed Employee’s “2009 Annual Bonus”). Payment of 2009 Annual Bonuses to each Assumed Employee shall be subject to the approval of the Compensation Committee of the Board of Directors of Georgia and the terms and conditions of the applicable short-term incentive plan of Wisconsin with respect to the Pre-Closing Period and the terms and conditions of the applicable short-term incentive plan of Georgia with respect to the Post-Closing Period and payable in accordance therewith at such time as 2009 annual bonuses are paid to similarly situated employees of Georgia. Notwithstanding the foregoing, in no event shall an Assumed Employed receive a 2009 Annual Bonus described in this Section 6.6(g) unless the Assumed Employed remains employed through the later of the date specified in the applicable short-term incentive plan or December 31, 2009 and meets such other requirements as specified in the applicable short-term incentive plan.
          (h) Without limiting the generality of Section 9.11, this Section 6.6 shall be binding upon and inure solely to the benefit of each party to this Agreement, and nothing in this Section 6.6, express or implied, is intended to confer upon any other Person, including, any current or former director, officer or employee of Wisconsin or any Wisconsin Subsidiary, any rights or remedies of any nature whatsoever under or by reason of this Section 6.6.
          6.7 Indemnification; Directors’ and Officers’ Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Wisconsin or any Wisconsin Subsidiary or who is or was serving at the request of Wisconsin or any Wisconsin Subsidiary as a director or officer of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of Wisconsin or any Wisconsin Subsidiary or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time, Georgia shall indemnify and hold harmless, as and to the fullest extent permitted under applicable Law, the Wisconsin Articles, the Wisconsin By-laws and any agreement set forth in Section 6.7(a) of the Wisconsin Disclosure Schedule, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.
          (b) Georgia shall cause the individuals serving as officers and directors of Wisconsin or any Wisconsin Subsidiary immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Wisconsin (provided that Georgia may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. Wisconsin shall, upon request of Georgia and in lieu of the foregoing insurance coverage, purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by Wisconsin with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. Notwithstanding the foregoing, in no event shall Georgia be required to, and Wisconsin shall not, expend more than 250% per year of coverage of the amount currently expended by Wisconsin per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto. If Georgia is unable to maintain or obtain the insurance called for by this Section 6.7, Georgia shall obtain as much comparable insurance as available for the Maximum Amount. The Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to Georgia’s insurance carrier for the purpose of obtaining such insurance, comparable in nature and scope to the applications, representations and warranties required of persons who are officers and directors of Georgia as of the date hereof.
          (c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
          (d) If Georgia or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Georgia or the Surviving Company (or acquiror of such assets), as the case may be, shall assume all of the obligations of Parent or the Surviving Corporation set forth in this Section 6.7.
          6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Georgia Subsidiary, on the one hand, and a Wisconsin Subsidiary, on the other) or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Georgia.
          6.9 Advice of Changes. Each of Georgia, Merger Sub and Wisconsin shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in

Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.
          6.10 Exemption from Liability Under Section 16(b). Georgia and Wisconsin agree that, in order to most effectively compensate and retain Wisconsin Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Wisconsin Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the settlement or conversion of shares of Wisconsin Common Stock, Wisconsin Performance Shares, Wisconsin Stock Options and Wisconsin Stock Units into shares of Georgia Common Stock, Assumed Stock Options, Assumed Performance Shares, cash and Assumed Stock Units, as applicable, pursuant to the transactions contemplated hereby, and for that compensatory and retentive purpose agree to the provisions of this Section 6.10. Assuming that Wisconsin delivers to Georgia the Section 16 Information in a timely fashion, the Board of Directors of Georgia, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by Wisconsin Insiders of Georgia Common Stock in exchange for shares of Wisconsin Common Stock, of Assumed Stock Options upon conversion of Wisconsin Stock Options, of Assumed Performance Shares, and of Assumed Stock Units upon conversion of Wisconsin Stock Units, in each case pursuant to the transactions contemplated by this Agreement and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Section 16 Information” shall mean information accurate in all material respects regarding Wisconsin Insiders, the number of shares of Wisconsin Common Stock and Assumed Performance Shares held by each such Wisconsin Insider and expected to be exchanged for Georgia Common Stock in the Merger, and the number and description of Wisconsin Stock Options or Wisconsin Stock Units held by each such Wisconsin Insider and expected to be converted into Assumed Stock Options or Assumed Stock Units, as applicable, in connection with the Merger; provided that the requirement for a description of any Wisconsin Stock Options and Wisconsin Stock Units shall be deemed to be satisfied if copies of all Wisconsin Stock Plans, and forms of agreements evidencing grants thereunder, under which such Wisconsin Stock Options and Wisconsin Stock Units have been granted, have been made available to Georgia. “Wisconsin Insiders” shall mean those officers and directors (including directors by deputization) of Wisconsin who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.
          6.11 No Solicitation.
          (a) None of Wisconsin or Georgia (each, a “No-Shop Party”, and with respect to each other, the “Other Party”) or its respective Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of such No-Shop Party or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage or facilitate, directly or indirectly (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving such No-Shop Party or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii)

participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of a No-Shop Party shall be permitted, prior to the meeting of shareholders of such No-Shop Party to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.11 and to first entering into a confidentiality agreement with the Person proposing such Acquisition Proposal on terms substantially similar to, and no less favorable to such No-Shop Party than, those contained in the Confidentiality Agreement, to furnish information concerning such No-Shop Party and its Subsidiaries to the Person making such Acquisition Proposal and to consider and participate in discussions and negotiations with respect to such Acquisition Proposal received by such No-Shop Party, if and only to the extent that (A) such Acquisition Proposal is an unsolicited, bona fide written Acquisition Proposal, and (B) the Board of Directors of such No-Shop Party reasonably determines in good faith (after consultation with outside legal counsel) that (x) such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and (y) failure to do so would cause it to violate its fiduciary duties.
          As used in this Agreement, “Alternative Transaction” means, in respect of either No-Shop Party, any of (i) a transaction pursuant to which any Person (or group of Persons) other than the Other Party or its affiliates, directly or indirectly, acquires or would acquire more than 25 percent of the outstanding shares of Wisconsin Common Stock or Georgia Common Stock, as applicable, or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from such No-Shop Party, or pursuant to a tender offer or exchange offer or otherwise, (ii) any transaction pursuant to which any Person (or group of Persons) other than the Other Party or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any Subsidiaries of such No-Shop Party and securities of the entity surviving any merger or business combination, including any of its Subsidiaries) of such No-Shop Party or any of its subsidiaries representing more than 25 percent of the fair market value of all the assets, net revenues or net income of such No-Shop Party and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iii) any other merger, consolidation, business combination, recapitalization or similar transaction involving such No-Shop Party or any of its subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Wisconsin Common Stock or Georgia Common Stock, as applicable, immediately prior to such transaction do not, in the aggregate, own at least 75 percent of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Wisconsin Common Stock or Georgia Common Stock, as applicable, immediately prior to the consummation thereof.
          As used in this Agreement, “Superior Proposal” means, with respect to a No-Shop Party, a bona fide written Acquisition Proposal (with the references to 25 percent included in the definition of Alternative Transaction changed to 66 percent and the reference to 75 percent in clause (iii) of such definition changed to 33 percent) for such No-Shop Party obtained not in violation of this Section 6.11 which the Board of Directors of such No-Shop Party determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account such facts as the Board of Directors considers to be appropriate (including conditions to and expected timing and risks of consummation, the ability of the Person making such proposal to obtain financing for such Acquisition Proposal, and any break-up fees or expense reimbursement provisions), (i) is reasonably likely to be consummated in accordance with its terms, and (ii) if consummated, would result in a transaction more favorable to the holders of common stock of such No-Shop Party than the Merger.
          (b) Other than in accordance with Section 6.11(c) below, the Board of Directors of a No-Shop Party shall not (i) withdraw (or not continue to make) or modify or qualify in a manner adverse to the Other Party, or publicly propose to withdraw (or not continue to make) or modify or qualify in a manner adverse to Other Party, the Wisconsin Recommendation or the Georgia Recommendation, as the case may be, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal, (iii) fail to recommend against any Acquisition Proposal within two business days upon the request of the Other Party, or (iv) take any other action or make any other public statement that is inconsistent with the Wisconsin Recommendation or Georgia Recommendation, as the case may be (any action described in clauses (i) through (iv), taken by the Board of Directors of either Wisconsin or Georgia, a “Change in Wisconsin Recommendation” or a “Change in Georgia Recommendation”, respectively).
          (c) Notwithstanding anything to the contrary in this Section 6.11, at any time prior to obtaining the Wisconsin Shareholder Approval or Georgia Shareholder Approval, as applicable, if a No-Shop Party has received a bona fide written Acquisition Proposal that was not obtained in violation of this Section 6.11, that has not been withdrawn or abandoned and that the Board of Directors of such No-Shop Party has concluded in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by the Other Party pursuant to clause (ii) below (if applicable), the Board of Directors of such No-Shop Party may (x) effect a Change in Wisconsin Recommendation or a Change in Georgia Recommendation, as applicable, and/or (y) terminate the Agreement to enter into a definitive agreement regarding a Superior Proposal if the following conditions are met:
(i)	in the case of any action described in either clause (x) or clause (y) above, the Board of Directors of the No-Shop Party has determined in good faith that the failure to take such action would violate the fiduciary duties of the members of the Board of Directors to the holders of shares of common stock of such No-Shop Party under applicable Laws;

(ii)	in the case of any action described in either clause (x) or clause (y) above, (a) the No-Shop Party has provided prior written notice to the Other Party, at least five calendar days in advance (the “Notice Period”), of its intention to effect a Change in Wisconsin Recommendation or a Change in Georgia Recommendation, as applicable, and/or to terminate the Agreement, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and contemporaneously with providing such notice shall have provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, and (b) prior to effecting such Change in Wisconsin Recommendation or a

Change in Georgia Recommendation, as applicable, and/or terminating the Agreement, the No-Shop Party shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with the Other Party in good faith (to the extent the Other Party desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal. In the event that during the Notice Period any revisions are made to the Superior Proposal and the Board of Directors of such No-Shop Party in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), the No-Shop Party shall be required to deliver a new written notice to the Other Party and to comply with the requirements of this Section 6.11(c) with respect to such new written notice; and

(iii)	in the case of any action described in clause (y) above, (A) the No-Shop Party has complied in all material respects with its obligations under this Section 6.11 and (B) the No-Shop Party shall have paid the Termination Fee to the Other Party in accordance with Section 8.3(c).
          (d) Each No-Shop Party shall notify the other No-Shop Party promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to such No-Shop Party or any of its Subsidiaries or for access to the properties, books or records of such No-Shop Party or any of its Subsidiaries by any Person or entity that informs the Board of Directors of such No-Shop Party or any Subsidiary of such No-Shop Party that it is considering making, or has made, an Acquisition Proposal. Such notice to the other No-Shop Party shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of such No-Shop Party or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Each No-Shop Party shall keep the other No-Shop Party fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request, and at all times shall negotiate in good faith with the other No-Shop Party regarding possible modifications to the terms of this Agreement which may arise in connection with any Acquisition Proposal. Each No-Shop Party shall also promptly, and in any event within 24 hours, notify the other No-Shop Party, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with this Section 6.11.
          (e) Nothing contained in this Section 6.11 shall prohibit a No-Shop Party or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.
          (f) Each No-Shop Party and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the other No-Shop Party) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than the other No-Shop Party who have been furnished confidential information regarding such first No-Shop Party in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Each No-Shop Party agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which such No-Shop Party or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal.
     (g) Each No-Shop Party shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of such No-Shop Party or its Subsidiaries are aware of the restrictions described in this Section 6.11 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.11 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of a No-Shop Party or its Subsidiaries, at the direction or with the consent of such No-Shop Party or its Subsidiaries, shall be deemed to be a breach of this Section 6.11 by such No-Shop Party.
     6.12 Takeover Statutes. Each of Georgia, Merger Sub and Wisconsin shall use its reasonable best efforts (i) to take all actions necessary so that no “moratorium,” “control share,” “fair price,” “anti-greenmail,” “takeover,” “interested shareholder” or similar Laws is or becomes applicable to the Merger, the Support Agreement or any of the other transactions contemplated by this Agreement and (ii) if any such Laws is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, to take all actions necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Laws on the Merger and the other transactions contemplated hereby.
ARTICLE VII
CONDITIONS PRECEDENT
          7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
          (a) Shareholder Approval. The Wisconsin Shareholder Approval and the Georgia Shareholder Approval shall have been obtained.
          (b) NYSE Listing. The shares of Georgia Common Stock to be issued to the holders of Wisconsin Common Stock upon consummation of the Merger and such other shares of Georgia Common Stock to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.
          (c) Required Approvals. (i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated and (ii) any other approvals set forth in Sections 3.4 and 4.4 required to be obtained for the consummation, as of the Effective Time, of the Merger and the other transactions contemplated by this Agreement, other than any approvals the failure to obtain which would not, individually or in the aggregate, have a Material Adverse Effect on Wisconsin or Georgia, shall have been obtained (all such approvals and the expiration or termination of all such waiting periods being referred to as the “Requisite Approvals”).
          (d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
          (e) No Injunctions or Restraints; Illegality. No Order (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation or Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.
          (f) No Materially Burdensome Condition. None of the Requisite Approvals shall have resulted in the imposition of a Materially Burdensome Condition.
          (g) Tax Opinions.
          “FIS/LPS Tax Disaffiliation Agreement” means the Tax Disaffiliation Agreement, dated as of July 2, 2008, by and among Georgia and Lender Processing Services, Inc.
          “MVT/MI Tax Allocation Agreement” means the Tax Allocation Agreement, dated as of April 3, 2007, among Metavante Holding Company, Metavante Corporation, Marshall & Ilsley Corporation and New M&I Corporation.
(i)	Wisconsin shall have received an opinion of its counsel, Kirkland & Ellis LLP, substantially in the form of Exhibit H, and in form and substance reasonably satisfactory to Georgia and Wisconsin, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will not affect any of the conclusions set forth in the Private Letter Ruling (as such term is defined in the MVT/MI Tax Allocation Agreement) or the Tax Opinion (as such term is defined in the MVT/MI Tax Allocation Agreement).

(ii)	Georgia shall have received the opinion of Deloitte Tax LLP, in form and substance reasonably satisfactory to Georgia and Wisconsin, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will not have any adverse effect on the tax-free treatment of the Transactions (as such term is defined in the FIS/LPS Tax Disaffiliation Agreement) for United States federal income tax purposes.
          7.2 Conditions to Obligations of Georgia and Merger Sub. The obligation of Georgia and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by Georgia and Merger Sub, at or prior to the Effective Time, of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Wisconsin set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date); provided, however, that no representation or warranty of Wisconsin (other than representations or warranties contained in Sections 3.1(a) (first sentence only), 3.2, 3.3(a) and 3.7, which shall be true and correct in all material respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Wisconsin (other than representations or warranties contained in Sections 3.1(a) (first sentence only), 3.2, 3.3(a) and 3.7), has had or would reasonably be expected to result in a Material Adverse Effect on Wisconsin; provided, further, that for purposes of determining whether a representation or warranty is true and correct, any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Georgia shall have received a certificate signed on behalf of Wisconsin by the Chief Executive Officer or the Chief Financial Officer of Wisconsin to the foregoing effect.
          (b) Performance of Obligations of Wisconsin. Wisconsin shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Georgia shall have received a certificate signed on behalf of Wisconsin by the Chief Executive Officer or the Chief Financial Officer of Wisconsin to such effect.
          (c) Federal Tax Opinion. Georgia shall have received the opinion of Deloitte Tax LLP, in form and substance reasonably satisfactory to Georgia, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Wisconsin and Georgia, reasonably satisfactory in form and substance to it.
          7.3 Conditions to Obligations of Wisconsin. The obligation of Wisconsin to effect the Merger and the other transactions contemplated by this Agreement is also subject to the satisfaction or waiver by Wisconsin at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Georgia and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date); provided, however, that no representation or warranty of Georgia or Merger Sub (other than representations or warranties in Sections 4.1(a) (first sentence only), 4.1(c)(i) (as it relates to Merger Sub only), 4.2, 4.3(a) and 4.7 which shall be true and correct in all material respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Georgia or Merger Sub (other than representations or warranties in Sections 4.1(a) (first sentence only), 4.1(c)(i) (as it relates to Merger Sub only), 4.2, 4.3(a) and 4.7), has had or would reasonably be expected to result in a Material Adverse Effect on Georgia; provided, further, that for purposes of determining whether a representation or warranty is true and correct, any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Wisconsin shall have received a certificate signed on behalf of Georgia by the Chief Executive Officer or the Chief Financial Officer of Georgia to the foregoing effect.
          (b) Performance of Obligations of Georgia and Merger Sub. Each of Georgia and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Wisconsin shall have received a certificate signed on behalf of Georgia and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Georgia to such effect.
          (c) Federal Tax Opinion. Wisconsin shall have received the opinion of its counsel, Kirkland & Ellis LLP, in form and substance reasonably satisfactory to Wisconsin, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Wisconsin and Georgia, reasonably satisfactory in form and substance to it.
ARTICLE VIII
TERMINATION AND AMENDMENT
          8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Wisconsin or Georgia:
          (a) by mutual consent of Wisconsin and Georgia in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

          (b) by either the Board of Directors of Wisconsin or the Board of Directors of Georgia if any Governmental Entity that must grant a Requisite Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have complied with its obligations pursuant to Section 6.1 with respect to such denial or Order;
          (c) by either the Board of Directors of Wisconsin or the Board of Directors of Georgia if the Merger shall not have been consummated on or before December 31, 2009, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;
          (d) by either the Board of Directors of Georgia or the Board of Directors of Wisconsin if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Wisconsin, in the case of a termination by Georgia, or Georgia or Merger Sub, in the case of a termination by Wisconsin, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period; provided that the terminating party shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if, at the time of such termination, there exists a breach or breaches of any representation, warranty, covenant or agreement of such terminating party contained in this Agreement that, individually or in the aggregate, would result in the closing conditions set forth in Section 7.1 or 7.2, with respect to a termination by Wisconsin, or in Section 7.1 or 7.3, with respect to a termination by Georgia, not to be satisfied;
          (e) by the Board of Directors of Georgia if Wisconsin has (i) failed to make the Wisconsin Recommendation or to include the Wisconsin Recommendation in the Joint Proxy Statement, or has effected a Change in Wisconsin Recommendation, or (ii) failed to substantially comply with its obligations under Section 6.3 or 6.11;
          (f) by the Board of Directors of Wisconsin if Georgia has (i) failed to make the Georgia Recommendation or has effected a Change in Georgia Recommendation, or (ii) failed to substantially comply with its obligations under Section 6.3 or 6.11;
          (g) by either Georgia or Wisconsin, if the Wisconsin Shareholder Approval or the Georgia Shareholder Approval shall not have been obtained at the Wisconsin Shareholders Meeting or the Georgia Shareholders Meeting, respectively; or
          (h) by Georgia prior to obtaining the Georgia Shareholder Approval or by Wisconsin prior to obtaining the Wisconsin Shareholder Approval, in each case in accordance with, and subject to the terms and conditions of, Section 6.11(c).

     Any party desiring to terminate this Agreement pursuant to this Section 8.1 (other than any termination pursuant to Section 8.1(a)) shall give written notice of such termination to the other parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.
          8.2 Effect of Termination. In the event of termination of this Agreement by either Wisconsin or Georgia as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Wisconsin, Georgia, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.2, 9.3, 9.4, 9.9 and 9.10 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Wisconsin nor Georgia shall be relieved or released from any liabilities or damages arising out of fraud or its willful breach of any provision of this Agreement.
          8.3 Termination Fee. (a) In the event that (i) a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the shareholders of Wisconsin or Georgia, as applicable, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving Wisconsin or Georgia, as applicable, in each case after the date of this Agreement (the party to which this clause (i) applies is referred to in this Section 8.3(a) as the “applicable party”), (ii) thereafter this Agreement is terminated (A) pursuant to Sections 8.1(g) or 8.1(c) following the failure to receive the requisite approval of the applicable party’s shareholders, or (B) pursuant to Section 8.1(d) as a result of a breach by the applicable party, and (iii) prior to the date that is twelve (12) months after the date of such termination the applicable party consummates an Alternative Transaction or enters into any definitive agreement related to an Alternative Transaction, then the applicable party shall on the date an Alternative Transaction is consummated or any such definitive agreement is entered into, pay the other party a fee equal to $175 million (the “Termination Fee”) by wire transfer of same day funds.
          (b) In the event this Agreement is terminated by Georgia pursuant to Section 8.1(e), then Wisconsin shall pay Georgia the Termination Fee by wire transfer of same day funds on the date of termination. In the event this Agreement is terminated by Wisconsin pursuant to Section 8.1(f), then Georgia shall pay Wisconsin the Termination Fee by wire transfer of same day funds on the date of termination.
          (c) In the event this Agreement is terminated by Georgia or Wisconsin pursuant to Section 8.1(h), then the terminating party shall pay the other party the Termination Fee by wire transfer of same day funds at or prior to the time of termination.
          (d) Each of Georgia and Wisconsin acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. Each of Georgia and Wisconsin further acknowledges and agrees that the Termination Fee is not a penalty, but rather liquidated damages in amounts reasonably estimated by the parties to compensate the other party for efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. Accordingly, if any party fails promptly to pay the amount due pursuant to this Section 8.3, and, in order to obtain such payment, the other party commences a suit which results in a judgment against such first party for the fee set forth in this Section 8.3, the other party shall pay to such first party its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on any unpaid amount of the Termination Fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made, calculated on a daily basis from the date the Termination Fee was required to be paid until the date of the actual payment.
          8.4 Amendment. Subject to compliance with applicable Law and Section 1.1(b), this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors or managing member or sole member, as applicable, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Wisconsin or Georgia; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Wisconsin or Georgia, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
          8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors or managing member or sole member, as applicable, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Wisconsin and Georgia, there may not be, without further approval of such shareholders any extension or waiver of this Agreement or any portion hereof that changes the amount or form of the consideration to be delivered to the holders of Wisconsin Common Stock under this Agreement, other than as contemplated by this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX
GENERAL PROVISIONS
          9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

          9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Articles I, II and IX and Sections 6.7 and 6.8.
          9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement, all filing and other fees paid to the SEC in connection with the Merger, and the filing fee for the notification under the HSR Act, shall be borne equally by Wisconsin and Georgia.
          9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Wisconsin, to:

Metavante Technologies, Inc.
4900 West Brown Deer Road
Milwaukee, Wisconsin 53223
	Attention:	Chief Executive Officer
	Facsimile:	(414) 362-1190

and to:

Metavante Technologies, Inc.
4900 West Brown Deer Road
Milwaukee, Wisconsin 53223
	Attention:	General Counsel
	Facsimile:	(414) 362-1190

with a copy to:

Kirkland & Ellis LLP
Citigroup Center
153 E. 53rd Street
New York, New York 10022
	Attention:	Stephen Fraidin, Esq.
Jeffrey Symons, Esq.
	Facsimile:	(212) 446-4900

and to:

Quarles & Brady LLP

411 E. Wisconsin Avenue
Milwaukee, WI 53202
	Attention:	Conrad G. Goodkind, Esq.
Walter J. Skipper, Esq.
	Facsimile:	(414) 978-8976

(b)	if to Georgia or Merger Sub, to:

Fidelity National Information Services, Inc.
601 Riverside Ave.
Jacksonville, FL 32204
	Attention:	Executive Vice President and General Counsel
	Facsimile:	(904) 357-1005

and:

Fidelity National Information Services, Inc.
4050 Calle Real, Suite 210
Santa Barbara, CA 93110
	Attention:	Executive Vice President, Legal
	Facsimile:	(805) 696-7831

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Attention:	Edward D. Herlihy, Esq.
Lawrence S. Makow, Esq.
Matthew M. Guest, Esq.
	Facsimile:	(212) 403-2000
          9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Wisconsin Disclosure Schedule and the Georgia Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.
          9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
          9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.
          9.8 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles, except to the extent the Laws of the State of Wisconsin apply. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the state of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.4 shall be deemed effective service of process on such party. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
          9.9 Publicity. Neither Wisconsin nor Georgia shall, and neither Wisconsin nor Georgia shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld, delayed or conditioned) of Georgia, in the case of a proposed announcement or statement by Wisconsin, or Wisconsin, in the case of a proposed announcement or statement by Georgia; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or by the rules and regulations of the NYSE.
          9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.
          9.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal or state court located in the state of Delaware in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.
          9.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any applicable Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.
Remainder of Page Intentionally Left Blank

          IN WITNESS WHEREOF, Fidelity National Information Services, Inc., Cars Holdings, LLC and Metavante Technologies, Inc. have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Lee A. Kennedy
Name: Lee A. Kennedy
Title: President and Chief Executive Officer

CARS HOLDINGS, LLC

By:	/s/ Ronald D. Cook
Name: Ronald D. Cook
Title: Executive Vice President, General Counsel and Corporate Secretary

METAVANTE TECHNOLOGIES, INC.

By:	/s/ Donald W. Layden, Jr.
Name: Donald W. Layden, Jr.
Title: Senior Executive Vice President